SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:	February, 2010	Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                              Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                      No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: February 11, 2010	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

Financial Report

for the nine months ended December 31, 2009

Third Quarter Report 2010

CAE

1	Report to Shareholders
3	Management’s Discussion and Analysis
3	1. Highlights
4	2. Introduction
5	3. About CAE
5	3.1 Who we are
5	3.2 Our vision
5	3.3 Our operations
10	4. Foreign exchange
10	5. Consolidated results
11	5.1 Results of our operations – third quarter of fiscal 2010
13	5.2 Restructuring
13	5.3 Consolidated orders and backlog
14	6. Results by segment
15	6.1 Civil segments
17	6.2 Military segments
20	7. Consolidated cash movements and liquidity
20	7.1 Consolidated cash movements
21	8. Consolidated financial position
21	8.1 Consolidated capital employed
23	9. Business acquisitions
23	10. Change in accounting standards
24	11. International financial reporting standards (IFRS) implementation
24	12. Subsequent event
24	13. Controls and procedures
24	13.1 Evaluation of disclosure controls and procedures
25	14. Selected quarterly financial information
26	Consolidated Financial Statements
26	Consolidated balance sheets
27	Consolidated statements of earnings
28	Consolidated statements of changes in shareholders’ equity
29	Consolidated statements of comprehensive income (loss)
29	Consolidated statement of accumulated other comprehensive loss
30	Consolidated statements of cash flows
31	Notes to the Consolidated Financial Statements
31	Note 1 – Nature of operations and significant accounting policies
32	Note 2 – Change in accounting policies
32	Note 3 – Business acquisitions
33	Note 4 – Investments in joint ventures
34	Note 5 – Debt facilities and interest expense, net
35	Note 6 – Accounts receivable
36	Note 7 – Inventories
36	Note 8 – Supplementary cash flows and earnings information
37	Note 9 – Government assistance
37	Note 10 – Employee future benefits
38	Note 11 – Restructuring charge
38	Note 12 – Operating segments and geographic information
41	Note 13 – Subsequent event

Report to shareholders

CAE reported financial results for the third quarter ended December 31, 2009. Net earnings were $37.7 million ($0.15 per share), compared to $52.1 million ($0.20 per share) in the third quarter of last year. Excluding a restructuring charge of $3.9 million recorded during the quarter, net earnings were $40.3 million ($0.16 per share). All financial information is in Canadian dollars.

Summary of consolidated results

Consolidated revenue this quarter was $382.9 million compared to $424.6 million last year.

Third-quarter consolidated earnings before interest and taxes (EBIT) were $60.7 million, or 15.9% of revenue. EBIT before the restructuring charge was $64.6 million, or 16.9% of revenue.

“Our performance in the third quarter resulted from our diversification between military and civil markets and our broad global reach. We have continued to be profitable through this challenging period by adapting our business to current and expected market conditions,” said Marc Parent, CAE’s President and Chief Executive Officer. “The civil aerospace market is showing signs of stabilizing at current low levels. The eventual market recovery will likely be gradual, and will benefit our civil training segment before our civil products segment. In the meantime, our defence business continues to grow globally and we have continued to invest in CAE’s future.”

Business highlights

In our military segments we received orders of $166.7 million during the quarter, including a long-term training services agreement with the Royal Netherlands Air Force and a maintenance and support services contract with the German Ministry of Defence. In addition, we won major upgrade work for Chinook helicopter and Tornado jet fighter simulators used to train these two national air forces.

In our civil segments we secured training and services contracts with an expected value of $86.0 million and we were awarded $63.1 million in contracts including six full-flight simulators (FFSs) from customers in Asia and New Zealand including: Mount Cook Airlines; COMAC (two ARJ21 Chinese regional jet FFSs); Malaysian Airlines System; and Shanghai Eastern Flight Training Company. Year-to-date we have announced 14 FFS orders and one cancellation from a prior year. We see market opportunities and deals in progress in the remaining two months of the fiscal year to support our order target of 20 FFSs.

We have maintained the pace of our research and development (R&D) investments to continue to improve our technology leadership and to position CAE for long term growth. We have also been pursuing diversification to leverage CAE’s core capabilities into new markets including healthcare. Around the end of the quarter, we made two small acquisitions, ICCU Imaging Inc. and VIMEDIX Virtual Medical Imaging Training Systems Inc., in order to continue to develop our capabilities in the medical field.

Business segment results

A more detailed review of our segmented business unit highlights and financial results can be found in CAE’s Management’s Discussion and Analysis (MD&A).

Civil segments

Training & Services/Civil (TS/C)

Third quarter revenue in the TS/C segment decreased 15% compared to last year due to softer market conditions in North America and Europe and the negative impact from the appreciation of the Canadian dollar. Compared to last quarter, increased revenue from seasonally higher utilization was offset by additional foreign exchange pressure, and lower ab-initio flight training through our flight schools, mainly caused by adverse weather conditions in Europe. Since last year we deployed 11 additional Revenue Simulator Equivalent Units (RSEUs) to our network.

Segment operating income was $17.4 million (17.0% of revenue) in the third quarter, compared to $15.9 million (15.5% of revenue) last quarter and $20.4 million (16.9% of revenue) in the third quarter last year. The increase from last quarter is the result of cost containment measures taken in prior quarters.

During the third quarter, our TS/C segment represented 27% of CAE’s consolidated revenue and 27% of total segment operating income.

Simulation Products/Civil (SP/C)

Revenue in the SP/C segment was $72.6 million during the third quarter, down 39% from last year as a result of fewer orders this year and the reversal of revenue on the cancellation of an FFS order for which production was already in progress. This revenue reversal was more than offset by additional revenue recorded in the quarter on a sales-type capital lease.

Segment operating income was $11.4 million (15.7% of revenue), down 50% from last year, commensurate with lower volume and challenging market conditions.

During the third quarter, our SP/C segment represented 19% of CAE’s consolidated revenue and 18% of total segment operating income.

CAE Third Quarter Report 2010 | 1

Report to Shareholders

Military segments

Revenue in the third quarter for our combined Military business was $207.9 million and operating income was $35.8 million, resulting in an operating margin of 17.2%.

Military represented 54% of CAE’s consolidated revenue and 55% of total segment operating income.

Simulation Products/Military (SP/M)

Revenue in the SP/M segment was $140.4 million in the third quarter, up 12% year over year mainly because of higher activity and the integration into our results of the DSA business unit, which we acquired from Bell Aliant in May 2009.

Segment operating income this quarter was $23.4 million (16.7% of revenue), down 9% year over year mainly because of program mix and higher R&D expenses.

Training & Services /Military (TS/M)

Revenue in the TS/M segment was $67.5 million in the third quarter, up 15% year over year mainly because of higher activity levels.

Segment operating income was $12.4 million (18.4% of revenue) this quarter, up 43% from the same period last year. The increase is the result of higher activity and a larger dividend from a U.K.-based investment related to the Medium Support Helicopter Aircrew Training Facility we operate for the U.K. Ministry of Defence.

Cash flow and financial position

CAE’s free cash flow was $0.3 million for the third quarter and $64.1 million for the first nine months of the fiscal year.

Growth capital expenditures were $14.7 million this quarter and maintenance capital expenditures were $9.4 million. Total capital expenditures year to date are $82.4 million. We expect this to reach approximately $140 million for the year as a whole.

Net debt was $271.6 million at December 31, 2009, up $13.8 million from last quarter.

CAE will pay a dividend of $0.03 per share on March 31, 2010 to shareholders of record at the close of business on March 15, 2010.

Additional consolidated financial results

Restructuring

A restructuring charge of $3.9 million was incurred during the third quarter as part of a restructuring plan we announced in May 2009. We expect to incur a total charge of $34 million for the restructuring program and we intend to complete this by the end of the fiscal year.

Orders and backlog

Our consolidated backlog was $2.9 billion at the end of the quarter, compared to $3.0 billion last quarter. New orders of $315.8 million were added to backlog, offset by $382.9 million in revenue generated from backlog. As well, our backlog decreased by $50.6 million, mainly the result of foreign exchange adjustments. The book-to-sales ratio for the quarter was 0.82x and for the last 12 months was 1.07x.

Income taxes

Income taxes were $16.5 million this quarter, representing an effective tax rate of 30%. The tax rate was higher because of changes in the mix of income in various jurisdictions for tax purposes and the settlement of tax audits. We continue to expect the average effective income tax rate for the year to be approximately 29%.

2 | CAE Third Quarter Report 2010

Management’s Discussion and Analysis

for the nine months ended December 31, 2009

1. HIGHLIGHTS

FINANCIAL

THIRD QUARTER OF FISCAL 2010

Higher revenue over last quarter and lower revenue year over year

  Consolidated revenue was $382.9 million this quarter, $18.4 million or 5% higher than last quarter and $41.7 million or 10% lower than the same quarter last year;

  For the first nine months of fiscal 2010, consolidated revenue was $1,130.4 million, $93.0 million or 8% lower than the same period last year.

Earnings and diluted earnings per share from continuing operations were stable compared to last quarter and lower year over year

  Earnings from continuing operations were $37.7 million (or $0.15 per share) this quarter, compared to $39.1 million (or $0.15 per share) last quarter, representing a decrease of $1.4 million or 4%, and compared to $52.1 million (or $0.20 per share) in the third quarter of last year, representing a decrease of $14.4 million or 28%;

  For the first nine months of fiscal 2010, earnings from continuing operations were $104.0 million (or $0.41 per share) compared to $149.5 million (or $0.59 per share) for the same period last year, a $45.5 million or 30% decrease;

  A restructuring charge of $3.9 million was booked this quarter, compared to $1.1 million last quarter and nil in the third quarter of last year. Excluding the restructuring charge, earnings from continuing operations were $40.3 million this quarter (or $0.16 per share), $39.9 million last quarter (or $0.16 per share) and $126.3 million (or $0.49 per share) for the nine months of fiscal 2010.

Free cash flow[1] at $0.3 million

  Net cash provided by continuing operations was $21.8 million this quarter, compared to $116.4 million last quarter and $92.2 million in the third quarter of last year;

  Maintenance capital expenditures2 and other asset expenditures were $14.2 million this quarter, compared to $16.3 million last quarter and $14.5 million in the third quarter of last year;

  Cash dividends were $7.6 million this quarter, compared to $7.5 million last quarter and $7.4 million in the third quarter of last year.

Capital employed[3] increased by $21.1 million

  Non-cash working capital4 increased by $28.4 million this quarter, ending at $13.1 million;

  Property, plant and equipment decreased by $23.1 million;

  Other long-term assets increased by $20.9 million;

  Net debt5 ended at $271.6 million this quarter compared to $257.8 million last quarter.

ORDERS[6]

  The book-to-sales ratio for the quarter was 0.82x (combined civil was 0.85x and combined military was 0.80x). The ratio for the last 12 months was 1.07x (combined civil was 0.78x and combined military was 1.35x);

  Total order intake was $315.8 million, compared to $288.1 million last quarter and $455.4 million in the third quarter of last year;

  Total backlog was $2,917.1 million as at December 31, 2009.

Civil segments

  Training & Services/Civil obtained contracts with an expected value of $86.0 million;

  Simulation Products/Civil won $63.1 million of orders, including contracts for six full-flight simulators (FFSs). During the quarter, the segment also received a cancellation of a simulator order from a prior year.

Military segments

  Simulation Products/Military won $80.2 million of orders for new training systems and upgrades;

  Training & Services/Military won contracts valued at $86.5 million.

OTHER

  Effective April 1, 2009, we adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. Since adopting the new standard, we expense our pre-operating costs as they are incurred. We have retroactively restated comparative prior period information. You will find more details in Change in accounting standards;

  Non-GAAP measure (see Section 7.1).

  Non-GAAP measure (see Section 7.1).

  Non-GAAP measure (see Section 8.1).

  Non-GAAP measure (see Section 8.1).

  Non-GAAP measure (see Section 8.1).

  Non-GAAP measure (see Section 5.3).

CAE Third Quarter Report 2010 | 3

Management’s Discussion and Analysis

  Effective October 1, 2009, our former Executive Vice President and Chief Operating Officer, Marc Parent, succeeded Robert E. Brown as our President and CEO;

  On January 14, 2010, we, through our wholly-owned subsidiary CAE Healthcare, announced that we acquired ICCU Imaging Inc. (ICCU) and VIMEDIX Virtual Medical Imaging Training Systems Inc. (VIMEDIX). ICCU specializes in developing cutting-edge multimedia educative material and offering practical and easy-to-use educational solutions to help medical providers perform a focused bedside ultrasound examination. VIMEDIX specializes in developing advanced echographic simulation training and has begun marketing a virtual reality animated transthoracic echocardiography simulator.

2. INTRODUCTION

  This year and 2010 mean the fiscal year ending March 31, 2010;

  Last year, prior year and a year ago, mean the fiscal year ended March 31, 2009;

  Dollar amounts are in Canadian dollars.

This report was prepared as of February 10, 2010, and includes our management’s discussion and analysis (MD&A), unaudited consolidated financial statements and notes for the third quarter ended December 31, 2009. We have written it to help you understand our business, performance and financial condition for the third quarter of fiscal 2010. Except as otherwise indicated, all financial information has been reported in accordance with Canadian generally accepted accounting principles (GAAP). All tables disclosed are based on unaudited figures.

For additional information, please refer to our unaudited consolidated financial statements for the quarter ended December 31, 2009, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2009. The MD&A section of our 2009 annual report also contains more information about:

  Our vision;

  Our strategy and value proposition;

  Our capability to execute strategy and deliver results;

  Our operations;

  Foreign exchange;

  Non-GAAP and other financial measures;

  Consolidated results;

  Acquisitions, business combinations and divestitures;

  Business risk and uncertainty;

  Controls and procedures;

  The oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties associated with our business in our 2009 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

4 | CAE Third Quarter Report 2010

Management’s Discussion and Analysis

3.	ABOUT CAE
3.1	Who we are

CAE is a world leader in providing simulation and modelling technologies and integrated training services to the civil aviation industry and defence forces around the globe.

We design, develop, manufacture and supply simulation tools and equipment and provide a wide range of training and other modelling and simulation-based services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations. We also operate a global network of training centres serving pilots and maintenance staff.

Our main products are full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. CAE employs more than 6,500 people at more than 90 sites and training locations in 20 countries. More than 90% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE;

  New York Stock Exchange, under the symbol CAE (previously CGT).

  Our vision

Our vision is for CAE to be synonymous with safety, efficiency and mission readiness. We intend to be the partner of choice for customers operating in complex mission-critical environments by providing the most accessible and most innovative modelling and simulation-based solutions to enhance safety, improve efficiency, and help solve challenging problems.

3.3 Our operations

We primarily serve two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres, pilot provisioning and flight training organizations;

  The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for all flight and ground personnel and all associated services

Our TS/C business is the largest provider of commercial aviation training services in the world and the second largest provider of business aviation training services. CAE has the broadest global network of training centres and we serve all sectors of the civil aviation market including general aviation, regional airlines, commercial airlines and business aviation. We offer a full range of services, including training centre operations, pilot training, aircraft technician training services, simulator spare parts inventory management, curriculum development, consulting services and e-Learning solutions. We are a leader in flight sciences, using flight data analysis to enable the effective study and understanding of recorded flight data to improve airline safety, maintenance and flight operations. As well, we are offering airlines a long-term solution to pilot recruitment with our pilot provisioning capability. We achieved our leading position through acquisitions, joint ventures and organic investments in new facilities. We currently have more than 140 FFSs in operation and we provide aviation training and services in more than 20 countries around the world, including aviation training centres, flight training organizations (FTOs) and third-party locations. We make selective investments to add new revenue simulator equivalent units (RSEUs) to our network to maintain our position, increase our market share, and address new market opportunities. We are developing our training network primarily to meet the long-term, steady stream of recurring training needs from the existing fleet, so that we continue to become less dependent on new aircraft deliveries to drive revenue.

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation, training devices and visual systems

Our SP/C segment is a world leader in the provision of civil flight simulation equipment. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres and OEMs than any other company. We have a wealth of experience in developing simulators for new types of aircraft, including over 20 models and, more recently, the Bombardier CSeries and Global Express, Boeing 747-8 and 787, Airbus A380, Embraer Phenom 100/300, Dassault Falcon 7X and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21. We also offer a full range of support services including simulator updates, maintenance services, sales of spare parts and simulator relocations.

CAE Third Quarter Report 2010 | 5

Management’s Discussion and Analysis

Market trends and outlook

Demand for commercial air transportation decreased over the past year in light of the global economic recession. Air carriers adjusted by reducing flight capacity – most notably in North America and Europe. So far, these conditions have resulted in a moderate decrease in the global active fleet of commercial aircraft, which is one of the key drivers for our training business. As well, we have seen a high proportion of existing business jets put up for sale, which compete with the supply of new aircraft. This has also meant fewer flight cycles and flight crews and consequently less demand for training.

A portion of our training services’ revenue comes from recurrent training that is essential to support the existing global in-service aircraft fleet, which totals over 42,000 aircraft. While the recurrent training segment is relatively more stable, capacity reduction from airlines and business jet operators has impacted training demand on several platforms. Specifically, we have seen lower training activity commensurate with airline capacity reductions and some reductions in aircraft deliveries in business aviation, resulting in lower capacity utilization and pricing pressure in general.

More recently, we have seen demand for air travel and air cargo show signs that market conditions may be stabilizing. We expect demand for air transportation to resume its long-term growth trajectory as conditions improve. Despite recent market setbacks, newly revised forecasts from major aircraft OEMs still point to an approximate doubling of the global aircraft fleet over the next two decades. These assumptions continue to support our underlying strategy as a global provider of aviation training services.

In the simulation products segment, new simulation product orders are lower because airline customers are more capital constrained and therefore not procuring simulators at a rate consistent with historical ratios and present aircraft deliveries. As well, we are experiencing an additional degree of pricing pressure in the current down-cycle for the sale of simulation products as a result of CAE and our competitors pursuing fewer market opportunities. These factors combined with a strong Canadian dollar are resulting in a lower margin in our SP/C segment. We anticipate total FFS orders of approximately 20 units this year.

We believe that over the medium-to-long term, the aerospace business, and more specifically the training products and services segments, will continue to experience growth. Recognizing that this is a dynamic market, we continue to monitor key economic and market factors that could impact our business and potentially change our outlook. Actual and potential reductions in production rates and aircraft order cancellations by the major OEMs are important determinants in the level of demand for certain of our products and solutions.

The impact of the global economic recession is most acute in mature markets like the U.S. and Europe. Current conditions in emerging markets have slowed materially as well from their previous robust pace. However, on a percentage basis, economic growth in these regions continues to outpace the typical growth rate in mature markets. We anticipate positive world GDP growth in the current 2010 calendar year.

Our training business relies mainly on the already installed base of aircraft in operation globally and the trade of used business aircraft. These activities are driven primarily by macroeconomic activity and corporate profitability. Our training business, to a certain extent, also relies on new aircraft deliveries. In business aviation, a number of aerospace companies have said they expect business jet deliveries to bottom out in calendar 2010 and gradually recover thereafter.

Notwithstanding current economic conditions, the following trends support our medium-to-long-term view for the civil market:

  Aircraft backlogs;

  New and more fuel-efficient aircraft platforms;

  Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

  Expected long-term growth in air travel;

  Long-term demand for trained crew members;

  New international requirements for the qualification of flight simulation training devices (FSTDs).

The decreases in global passenger traffic, decreases in airline capacity and higher inventories of used aircraft for sale all need to be followed for any potential longer-term implications.

Aircraft backlogs

In calendar 2009, Boeing received a total of 142 net orders (firm orders, less cancellations) for new aircraft and Airbus received a total of 271 net orders. While the pace of order activity has slowed dramatically in calendar 2009, and with media reports of aircraft delivery deferrals by a number of airlines, Boeing and Airbus continue to work through lower but still record backlog levels and this may help generate opportunities for our full portfolio of training products and services. In calendar 2009, Boeing reported a total of 481 commercial airplane deliveries, while Airbus reported 498 deliveries for the same period.

In the business jet segment, aircraft order deferrals and cancellations have led a number of business aircraft manufacturers to lower their production rates.

6 | CAE Third Quarter Report 2010

Management’s Discussion and Analysis

New and more fuel-efficient aircraft platforms

OEMs have announced plans to introduce, or have already introduced, new platforms, which will drive worldwide demand for simulators and training services. The Boeing 747-8 and 787, Airbus A350XWB, Embraer 190, Dassault Falcon 7X, Embraer Phenom 100 VLJ and 300 LJ aircraft, Mitsubishi Regional Jet, COMAC ARJ21 and the Bombardier CSeries are some recent examples.

New platforms will drive the demand for new kinds of simulators and training programs. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, during fiscal 2010, we signed contracts with Bombardier to use our modelling and simulation expertise to support the design, development and validation of the new CSeries aircraft, and we will also develop the prototype CSeries FFS. We also have a joint venture with Embraer that is beginning to provide comprehensive training for the new Phenom 100 VLJ and Phenom 300 LJ aircraft. Deliveries of new model aircraft are susceptible to program launch delays, which in turn will affect the timing of our orders and deliveries.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as Southeast Asia, the Indian sub-continent and the Middle East are expected to experience higher air traffic and economic growth over the long term than mature markets, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for FFSs and training centres.

Expected long-term growth in air travel

Passenger traffic declined 3.5% in calendar 2009 compared to 2008. Despite recent softness in air travel, we anticipate that passenger traffic will ultimately resume growth in the long term. There have been signs in recent months that passenger traffic as well as cargo traffic have been stabilizing. Over the past 20 years, air travel grew at an average of 4.8% and we expect that over the next 20 years both passenger and cargo travel will meet or slightly exceed this growth. Possible impediments to the steady growth progression in air travel include major disruptions like regional political instability, acts of terrorism, pandemics, a sharp and sustained increase in fuel costs, major prolonged economic recessions or other major world events.

Long-term demand for trained crew members

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and flight attendants worldwide, which has created a shortage of qualified crew members in some markets. The shortage is impacted by aging demographics, fewer military pilots transferring to civil airlines, and low enrolment in technical schools. In emerging markets like India and China, long-term air traffic growth is expected to outpace the growth expected in developed countries, and the infrastructure available to meet the projected demand for crew members is lacking.

This shortage creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand.

A global shortage of maintenance technicians has created an opportunity for us to accelerate our technical training solutions. This trend is, to a lesser degree, also affecting cabin crew, for whom we are also exploring new training solutions.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training will begin taking on an even greater role with the Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO) which may be adopted in the near future by individual national regulatory bodies. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern aircraft. If the MPL process is adopted in emerging markets like China, India and Southeast Asia where there is the greatest need for a large supply of qualified pilots, trained in the most efficient and effective manner, it would result in increased use of simulation-based training.

New international requirements for the qualification of flight simulation training devices

During the summer of 2009, the International Civil Aviation Organization (ICAO) published a strategic analysis intended to define flight simulation requirements for the qualification of the new seven ICAO standard FSTDs in the 190 ICAO member States. The ICAO document was drafted by members of the international regulatory community, pilot representative bodies, airlines, and the training and flight simulation industry. The ICAO group conducted a fundamental review to establish the simulation fidelity levels required to support each of the required training tasks for each type of pilot license, qualification, rating or training type. The resulting conclusions have already started to become the basis of reference for all national and international standards for a complete range of seven FSTDs.

The ICAO document states that the top-fidelity ICAO Standard FSTD (Type VII) is required to support each of the required training tasks contained in a number of crucial training to proficiency contexts including recurrent and initial training, MPL and the Airline Transport Pilot License. It also confirms and recognizes the long-term necessity of high-fidelity FSTDs for such highly critical training contexts. The qualification requirements of the ICAO Type VII simulator require a higher fidelity of simulation (including visuals, motion, sound and air traffic control simulation) than today’s level D simulator requirements and we believe the increased demands for more realistic and more immersive training aligns well with our strengths in aviation training as a global modelling and simulation technology leader.

CAE Third Quarter Report 2010 | 7

Management’s Discussion and Analysis MILITARY MARKET

We generate revenue in six interrelated areas of the defence market value chain. We provide simulation products such as full-mission simulators (FMS); we perform updates and upgrades to simulators; we provide maintenance and support services; we offer turnkey training services; we have a range of capabilities to provide simulation-based professional services for analysis, training and operational decision-making; and we have a software business called Presagis, which develops and sells commercial-off-the-shelf modelling and simulation software solutions to mid-tier markets.

Our strategy in the defence market has been to globalize and diversify our military business. We have diversified our interests across a broad range of national markets and related defence budgets to have a more resilient and predictable stream of military business. We are a leading supplier of simulation and training solutions and have a significant local presence in seven countries. Through the successful execution of our strategy, we see tangible positive results from our efforts. In fiscal 2009, we achieved a record military order intake in excess of $1 billion. The strong and diverse base of business that we have developed, combined with the encouraging trends that we see in the global defence market, specifically related to our modelling and simulation niche, give us confidence that we can continue to grow for the foreseeable future.

We approach the world’s defence markets by leveraging our global footprint and our in-country expertise. We have a local presence and centres of excellence in key markets including the U.S., U.K., Canada, Germany, Australia, India and Singapore. We have developed global operating processes which allow us to place a high level of decision-making autonomy within the regions while leveraging the full breadth of our products, services and capabilities. This results in greater efficiency and stronger customer relationships.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces. We have designed the broadest range of military helicopter simulators in the world, and we have also developed more training systems for the C-130 Hercules aircraft than any other company. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as weapon and sensor systems. We have delivered simulation products and training systems to nearly 50 military operators in approximately 35 countries, including all of the U.S. services.

Training & Services/Military (TS/M)

Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides turnkey training services and training systems integration expertise to global military forces. We also provide a range of training support services such as contractor logistics support, maintenance services and simulator training at over 60 sites around the world. TS/M additionally provides a variety of modelling and simulation-based professional and defence services.

Market trends and outlook

We are well positioned on a range of military platforms involving transport aircraft, aerial refuelling tankers, helicopters, lead-in fighter trainers, and maritime patrol aircraft. These aircraft segments specifically include the C-130J Hercules transport aircraft, P-8A Poseidon and P-3C Orion maritime patrol aircraft, A330 Multi-Role Tanker Transport, NH90 helicopter, M-346 and Hawk lead-in fighter trainers, H-60 helicopter variants, and other aircraft that form part of the backbone of defence forces globally. Our positive outlook is supported by the expectation that these aircraft types will continue to be in demand globally. These platforms involve newer aircraft types with long program lives ahead of them and we believe this will drive opportunities for us over the next decade. Our focus in these specific market segments is an important distinction for us as a defence contractor as we believe they are vital to the maintenance of a defence force’s operational capability and readiness. We believe that we have minimal exposure to platform types that may be viewed as more discretionary by the defence establishment and therefore more susceptible to defence spending constraints.

We anticipate ongoing rationalization of defence budgets globally and for overall spending to remain stable in some markets or modestly decrease in others such as the U.S., which is the world’s largest defence market. We believe, however, that defence spending in the areas involving our products and services will be stable or increase as a result of:

  Explicit desire of governments and defence forces to increase the use of modelling and simulation;

  Growing demand for our specialized modelling and simulation-based products and services;

  High cost of operating live assets for training which leads to more use of simulation;

  Current nature of warfare which requires joint forces training and mission rehearsal.

We expect that approximately 10,000 new military manned aircraft will be deployed into global military fleets over the next five years and this will generate demand for approximately 300 FMSs. While we do not today address all platforms and all markets, we are able to serve a good portion of this expected demand.

8 | CAE Third Quarter Report 2010

Management’s Discussion and Analysis

Explicit desire of governments and defence forces to increase the use of modelling and simulation

Also helping to drive our military business is the explicit desire of governments and defence forces to increase the use of modelling and simulation for analysis, training, and operational decision-making. Unlike commercial aerospace where the use of simulation is widely proliferated, the use of simulation in defence has to date been more limited. For example, the Australian government issued a Defence White Paper in 2009 specifically calling for increased use of modelling and simulation to relieve bottlenecks in training. This echoes the sentiments expressed by other militaries globally, especially those expressed by the U.S. defence community. Simulation offers a number of advantages that address an ever-increasing global threat level and new economic constraints that are pressuring top-line defence spending. The cost savings from the use of modelling and simulation are considerable. The U.S. Air Force estimates that live training is approximately 10 times more costly than simulation-based training. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems all point to the greater use of simulation and synthetic training. This type of training is critical for ensuring the readiness of global defence forces as they face new and challenging threats.

Growing demand for our specialized modelling and simulation-based products and services

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon, NH Industries is delivering the NH90 helicopter, EADS CASA is aggressively marketing the A330 MRTT and C-295 transport aircraft worldwide, Lockheed Martin is doubling production of the C-130 aircraft, Alenia Aermacchi is successfully marketing the M-346 advanced lead-in fighter trainer and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training, and for all of which we have products at different development and production stages.

Trend towards outsourcing of training and maintenance services

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost effectively. For example, we have won or participated in contracts of this nature in Canada, Germany, the U.K. and the U.S.

Extension and upgrade of existing weapon system platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, several OEMs are offering global militaries operating C-130 aircraft a suite of avionics upgrades, which in turn leads to a requirement for major upgrades to existing C-130 training systems or potential new C-130 training systems.

High cost of operating live assets for training which leads to more use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk. The high-operational tempo stemming from ongoing global conflicts has meant that assets are being depreciated faster than originally planned. Unlike the commercial aerospace sector, where simulation-based training is already widely proliferated, there remains significant room for the adoption of simulation within the defence sector. In addition, we are seeing an increased use of simulation throughout the defence system’s lifecycle, from analysis to training and operations.

Current nature of warfare which requires joint forces training and mission rehearsal

Demand for networking

Allies are cooperating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full-mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, over the past two years we have delivered MH-47G and MH-60L combat mission simulators to the U.S. Army’s 160th Special Operations Aviation Regiment that feature the CAE-developed Common Database (CDB). The CDB promises to significantly enhance rapid simulation-based mission rehearsal capabilities.

HEALTHCARE MARKET

The simulation-based aviation training model is becoming universally recognized as one of the effective ways to prepare healthcare professionals to care for patients and respond to critical situations while reducing the overall risk to patients. Through partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of the healthcare industry. We estimate that the total global market for simulation-based healthcare training will be in excess of $1.5 billion by 2012. Currently, our healthcare services range from providing simulation-based training solutions to managing simulation-based training centres.

CAE Third Quarter Report 2010 | 9

Management’s Discussion and Analysis

4. FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	December 31	September 30	Increase	March 31	Increase
	2009	2009	(decrease)	2009	(decrease)
U.S. dollar (US$ or USD)	1.05	1.07	(2%)	1.26	(17%)
Euro (€)	1.50	1.57	(4%)	1.67	(10%)
British pound (£ or GBP)	1.69	1.72	(2%)	1.80	(6%)

We used the average foreign exchange rates below to value our revenues and expenses:

	December 31	September 30	Increase	December 31	Increase
	2009	2009	(decrease)	2008	(decrease)
U.S. dollar (US$ or USD)	1.06	1.10	(4%)	1.21	(12%)
Euro (€)	1.56	1.57	(1%)	1.60	(3%)
British pound (£ or GBP)	1.73	1.80	(4%)	1.90	(9%)

Three areas of our business are affected by changes in foreign exchange rates:

  Our network of civil and military training centres
  Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under GAAP, gains or losses in the net investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the statement of earnings and an impact on year-to-year and quarter-to-quarter comparisons.

  Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)
  Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency except for some data and equipment bought in different currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

  Our simulation products operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), most of our annual revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and the euro), while a significant portion of our expenses are in Canadian dollars.
  We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the statement of earnings.
  We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

5. CONSOLIDATED RESULTS

All comparative prior period information of fiscal 2009 has been retroactively restated for a change in accounting standards, which affected our accounting treatment for pre-operating costs. You will find more details in Change in accounting standards.

10 | CAE Third Quarter Report 2010

				Management’s Discussion and Analysis

5.1 Results of our operations – third quarter of fiscal 2010
Summary of consolidated results
(amounts in millions, except per share amounts)		Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009
Revenue		$382.9	364.5	383.0	438.8	424.6
Total segment operating income		$64.6	62.3	72.3	79.6	77.6
Restructuring charge		$(3.9)	(1.1)	(27.2)	–	–
Earnings before interest and income taxes (EBIT)		$60.7	61.2	45.1	79.6	77.6
As a % of revenue	%	15.9	16.8	11.8	18.1	18.3
Interest expense, net		$6.5	7.4	6.6	5.1	5.6
Earnings from continuing operations (before taxes)		$54.2	53.8	38.5	74.5	72.0
Income tax expense		$16.5	14.7	11.3	21.8	19.9
Earnings from continuing operations		$37.7	39.1	27.2	52.7	52.1
Net earnings		$37.7	39.1	27.2	52.7	52.1
Basic and diluted EPS from continuing operations		$0.15	0.15	0.11	0.21	0.20
Basic and diluted EPS		$0.15	0.15	0.11	0.21	0.20

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue was 5% higher than last quarter and 10% lower year over year

Revenue was $18.4 million higher than last quarter mainly because:

  SP/C’s revenue increased by $8.7 million, or 14%, mainly due to the customer acceptance of a simulator which was determined to be sales-type capital lease, for which all revenue was recorded in this quarter. The increase was partially offset by the cancellation of an order, for which the production of the simulator was already in progress;

  TS/M’s revenue increased by $7.1 million, or 12%, mainly due to an increased level of activity this quarter, most notably for training services in Europe and the U.S., in addition to an amount recorded during the quarter relating to a contract amendment;

  SP/M’s revenue increased by $3.0 million, or 2%, mainly due to an increase in volume this quarter;

  TS/C’s revenue was stable this quarter. The seasonally higher utilization in our training centres was offset by the negative effect from the stronger Canadian dollar and the decrease of flight training organizations’ (FTOs) activities mainly due to weather-related delays.

Revenue was $41.7 million lower than the same period last year largely because:

  SP/C’s revenue decreased by $46.7 million, or 39%, primarily due to lower production levels resulting from a decline in order intake and to a lesser extent, the cancellation of an order this quarter, for which production of the simulator was already in progress. The decrease was partially offset by the customer acceptance of a simulator which was determined to be a sales-type capital lease, for which all revenue was recorded in this quarter;

  TS/C’s revenue decreased by $18.5 million, or 15%, mainly due to market softness in Europe and in North America and to the stronger Canadian dollar. The decrease was partially offset by the contribution of additional RSEUs to our network and by higher revenue generated in the emerging markets;

  SP/M’s revenue increased by $14.9 million, or 12%, primarily due to an increase in volume this quarter and the integration into our results of Bell Aliant’s former Defence, Security and Aerospace (DSA) business unit, acquired in May 2009. The increase was partially offset by a negative foreign exchange impact;

  TS/M’s revenue increased by $8.6 million, or 15%, primarily due to revenue recorded for the U.S. Army’s SE Core program’s maintenance phase, which began in the fourth quarter of fiscal 2009, in addition to an increased level of activity this quarter, most notably for training services in Europe and the U.S., and the amount recorded during the quarter relating to a contract amendment.

Revenue year to date was $1,130.4 million, 8% or $93.0 million lower than the same period last year, largely because:

  SP/C’s revenue decreased by $150.6 million, or 41%, mainly due to lower production levels resulting from a decline in order intake;

  TS/C’s revenue decreased by $19.2 million, or 6%. The decrease was mainly explained by the market softness in North America and in Europe and was partially offset by the contribution of additional RSEUs to our network and by higher revenue generated in the emerging markets;

  SP/M’s revenue increased by $56.4 million, or 17%, mainly due to an increase in volume this year and the integration into our results of DSA, acquired in May 2009;

  TS/M’s revenue increased by $20.4 million, or 12%. The increase was mainly due to an increased level of activity this year, revenue recorded for the U.S. Army’s SE Core program’s maintenance phase, which began in the fourth quarter of fiscal 2009 and amounts recorded this year relating to contract amendments.

You will find more details in Results by segment.

CAE Third Quarter Report 2010 | 11

Management’s Discussion and Analysis

EBIT7 was $0.5 million lower than last quarter and $16.9 million lower year over year

EBIT for this quarter was $60.7 million, or 15.9% of revenue. EBIT was down $0.5 million or 1% compared to last quarter, and down $16.9 million or 22% year over year. A restructuring charge of $3.9 million was booked this quarter, compared to $1.1 million last quarter and nil in the third quarter of last year.

Compared to last quarter, total segment operating income8 increased by $2.3 million, or 4%. Increased segment operating income of $2.7 million and $1.5 million from TS/M and TS/C respectively was partially offset by a decrease of $1.0 million from SP/C and $0.9 million from SP/M.

Year-over-year total segment operating income decreased by $13.0 million, or 17%. Decreased segment operating income of $11.4 million, $3.0 million and $2.3 million from SP/C, TS/C and SP/M respectively was partially offset by an increase of $3.7 million from the TS/M segment.

For the first nine months of the year, EBIT was $167.0 million, which was $59.2 million or 26% lower than EBIT for the same period last year. EBIT for the first nine months of fiscal 2010 included a restructuring charge of $32.2 million (nil for the first nine months of fiscal 2009). Decreased segment operating income of $33.1 million and $7.8 million from SP/C and TS/C respectively was partially offset by an increase of $9.0 million from SP/M and $4.9 million from TS/M.

You will find more details in Restructuring and Results by segment.

Net interest expense was $0.9 million lower than last quarter and $0.9 million higher year over year

As a portion of our debt is denominated in foreign currencies, the appreciation of the Canadian dollar favourably impacted our net interest expense, resulting in a lower net interest this quarter when compared to last quarter. The year-over-year increase in net interest expense was mainly because of a decrease in capitalized interests for assets under construction.

For the first nine months of the year, the net interest expense was $20.5 million, which is $5.4 million higher than the same period last year. This was mainly because of the decrease in capitalized interests for assets under construction and higher other interest expense, as well as the increase in senior notes and capital leases.

Effective income tax rate was 30% this quarter

Income taxes this quarter were $16.5 million, representing an effective tax rate of 30%, compared to 27% last quarter and 28% for the third quarter of fiscal 2009. Income taxes for the first nine months were $42.5 million, representing an effective tax rate of 29%, compared to 29% for the same period last year. The effective tax rates for the comparative periods have been restated to reflect the change in accounting treatment for pre-operating costs.

The tax rate was higher this quarter mainly due to the settlement of tax audits and because of a change in the mix of income in various jurisdictions for tax purposes.

We expect the effective income tax rate for fiscal 2010 to be approximately 29%.

7 Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

8 Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using earnings before other income (expense), interest, income taxes and discontinued operations.

12 | CAE Third Quarter Report 2010

Management’s Discussion and Analysis

5.2 Restructuring

On May 14, 2009, we introduced actions required to size our company to current and expected market conditions. The plan includes a workforce reduction of approximately 700 employees of which 600 are in Montreal, Québec and 100 in other locations worldwide, and is being carried out over this fiscal year. A restructuring charge of $32.2 million, consisting mainly of severance and other related costs, including the associated pension expense, was included in net earnings for the first nine months of fiscal 2010. The total amount to be incurred is expected to be approximately $34 million.

The following summarizes the restructuring costs for the period ended December 31, 2009:
	Employee
	Termination	Other
(amounts in millions)	Costs	Costs	Total
Provision as at March 31, 2009	$ –	$ –	$ –
Expenses recorded during the period	20.8	6.4	27.2
Payments made	(6.5)	(3.4)	(9.9)
Foreign exchange	0.2	–	0.2
Provision as at June 30, 2009	$14.5	$3.0	$17.5
Expenses recorded during the period	0.7	0.4	1.1
Payments made	(5.4)	(2.1)	(7.5)
Foreign exchange	(0.3)	(0.1)	(0.4)
Provision as at September 30, 2009	$9.5	$1.2	$10.7
Expenses recorded during the period	3.1	0.8	3.9
Payments made	(4.5)	(1.1)	(5.6)
Foreign exchange	(0.1)	–	(0.1)
Provision as at December 31, 2009	$8.0	$0.9	$8.9

5.3 Consolidated orders and backlog9

Our consolidated backlog was $2,917.1 million at the end of this quarter. New orders of $315.8 million were added this quarter, offset by $382.9 million in revenue generated from the backlog and adjustments of $50.6 million, mainly related to foreign exchange.

Backlog down by 4% over last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2009	December 31, 2009
Backlog, beginning of period	$3,034.8	$3,181.8
+ orders	315.8	946.8
- revenue	(382.9)	(1,130.4)
+ / - adjustments	(50.6)	(81.1)
Backlog, end of period	$2,917.1	$2,917.1

The nine months ended December 31, 2009 include an adjustment of $178.0 million made in the first quarter to reflect the inclusion of the backlog of the DSA business acquired from Bell Aliant, and a downward revision of $38.6 million made during the second quarter to incorporate the impact of revised revenue expectations for contracts signed with customers, reflecting the second quarter’s market conditions.

The book-to-sales ratio for the quarter was 0.82x. The ratio for the last 12 months was 1.07x.

You will find more details in Results by segment.

9 Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

CAE Third Quarter Report 2010 | 13

Management’s Discussion and Analysis

6. RESULTS BY SEGMENT We manage our business and report our results in four segments: Civil segments:

  Training & Services/Civil (TS/C);

  Simulation Products/Civil (SP/C).

Military segments:

  Simulation Products/Military (SP/M);

  Training & Services/Military (TS/M).

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

KEY PERFORMANCE INDICATORS
Segment operating income
(amounts in millions, except operating margins)		Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009
Civil segments
Training & Services/Civil		$17.4	15.9	20.8	25.1	20.4
	%	17.0	15.5	18.1	20.7	16.9
Simulation Products/Civil		$11.4	12.4	16.7	18.5	22.8
	%	15.7	19.4	20.1	17.2	19.1
Military segments
Simulation Products/Military		$23.4	24.3	22.2	26.8	25.7
	%	16.7	17.7	18.7	18.7	20.5
Training & Services/Military		$12.4	9.7	12.6	9.2	8.7
	%	18.4	16.1	18.9	13.8	14.8
Total segment operating income		$64.6	62.3	72.3	79.6	77.6
Restructuring charge		$(3.9)	(1.1)	(27.2)	–	–
EBIT		$60.7	61.2	45.1	79.6	77.6

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

We use segment operating income to measure the profitability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profitability of a segment before the impact of elements not specifically related to its performance.

Capital employed
(amounts in millions)	Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009
Civil segments
Training & Services/Civil	$995.0	1,018.9	1,093.2	1,151.4	1,074.5
Simulation Products/Civil	$39.9	28.5	25.6	(53.9)	(39.1)
Military segments
Simulation Products/Military	$181.9	167.6	174.6	148.8	123.8
Training & Services/Military	$196.4	173.9	172.5	162.2	158.5
	$1,413.2	1,388.9	1,465.9	1,408.5	1,317.7

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

14 | CAE Third Quarter Report 2010

Management’s Discussion and Analysis

6.1 Civil segments TRAINING & SERVICES/CIVIL

TS/C obtained contracts this quarter expected to generate future revenues of $86.0 million, including:

  New training services contracts or extensions with existing customers at Emirates-CAE Flight Training (ECFT) in Dubai. Clients include AMAC Aerospace, Falcon Aviation Services, Jet Aviation, Kingfisher Airlines, MSC Aviation and Transaero Airlines.

Expansion and new initiatives

  We, through CAE Flightscape, were selected by Concurrent Technologies Corporation (CTC) for a demonstration/validation initiative to demonstrate the benefits of applying Military Flight Operations Quality Assurance (MFOQA) concepts to the FFS training environment for accident prevention and mishap reduction. The demonstration/validation initiative is funded by the U.S.
  Defense Safety Oversight Council (DSOC) through the National Defense Center for Energy and Environment (NDCEE) and is operated by CTC;

  We, in co-operation with Honeywell, initiated the first CAE SimfinityTM -equipped classroom for maintenance training at the Honeywell Aerospace Academy in Phoenix, Arizona. High-fidelity, simulation-based multi-screen displays will be used to support technical training across a range of Honeywell-equipped business aircraft platforms.

Financial results
(amounts in millions, except operating margins, RSEU
and FFSs deployed)		Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009
Revenue		$102.4	102.8	114.7	121.4	120.9
Segment operating income		$17.4	15.9	20.8	25.1	20.4
Operating margins	%	17.0	15.5	18.1	20.7	16.9
Amortization & depreciation		$17.1	15.7	16.9	16.1	17.8
Capital expenditures		$13.0	18.9	23.7	52.7	39.7
Capital employed		$995.0	1,018.9	1,093.2	1,151.4	1,074.5
Backlog		$755.9	792.3	906.9	1,006.4	1,036.0
RSEU[10]		129	128	130	123	118
FFSs deployed*		146	144	142	141	135

* Excludes one FFS that was sold at the end of the second quarter of fiscal 2010 and two at the end of the first quarter of fiscal 2010. Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue stable compared to last quarter and down 15% year over year

Revenue was stable this quarter. The seasonally higher utilization in our training centres was offset by the negative effect from the stronger Canadian dollar and the decrease of flight training organizations’ (FTOs) activities mainly due to weather-related delays.

The decrease year over year was mainly due to market softness in Europe and in North America and to the stronger Canadian dollar. The decrease was partially offset by the contribution of additional RSEUs to our network and by higher revenue generated in the emerging markets.

Revenue year to date was $319.9 million, $19.2 million lower than the same period last year. The decrease was mainly explained by the market softness in North America and in Europe and was partially offset by the contribution of additional RSEUs to our network and by higher revenue generated in the emerging markets.

Segment operating income up 9% from last quarter and down 15% year over year

Segment operating income was $17.4 million (17.0% of revenue) this quarter, compared to $15.9 million (15.5% of revenue) last quarter and $20.4 million (16.9% of revenue) in the same period last year.

Segment operating income increased by $1.5 million, or 9%, from last quarter. The increase was mainly attributable to cost containment measures taken in the prior quarters. The increase in segment operating income was partially offset by the negative impact on income from lower flight training organizations’ (FTOs) activities, combined with the negative effect from the stronger Canadian dollar against the U.S. dollar. In addition, last quarter included a gain on the disposal of one used FFS.

10 Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

CAE Third Quarter Report 2010 | 15

Management’s Discussion and Analysis

Segment operating income decreased by $3.0 million, or 15%, over the same period last year. The decrease was mainly attributable to foreign exchange. In the third quarter of fiscal 2009, we had a favourable foreign exchange impact arising on the translation of working capital account balances. In addition, the decrease was due to market softness in Europe and in North America. The decrease was partially offset by higher segment operating income generated in the emerging markets, by the cost containment measures taken in the prior quarters and by the contribution of additional RSEUs to our network.

Segment operating income for the first nine months of the year was $54.1 million (16.9% of revenue), 13% or $7.8 million lower than the same period last year. This was mainly attributable to the market softness in North America and in Europe, to the foreign exchange impact, as mentioned above, and to the one-time realization of cost-savings from the integration of a venture last year. The decrease was partially offset by the contribution of additional RSEUs to our network, by the gain on the disposal of three used FFSs this year and by higher segment operating income generated in the emerging markets.

Capital expenditures at $13.0 million this quarter

Capital expenditures this quarter were in support of prior commitments. We continue to selectively expand the training network to address additional market share and in response to training demands from our customers.

Capital employed decreased by $23.9 million over last quarter

The decrease over last quarter was due to the impact of foreign exchange fluctuations and to the reduction of non-cash working capital, mainly due to improvements in the collection of accounts receivable.

Backlog was at $755.9 million at the end of the quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2009	December 31, 2009
Backlog, beginning of period	$792.3	$1,006.4
+ orders	86.0	227.6
- revenue	(102.4)	(319.9)
+ / - adjustments (mainly FX)	(20.0)	(158.2)
Backlog, end of period	$755.9	$755.9

This quarter’s book-to-sales ratio was 0.84x. The ratio for the last 12 months was 0.87x.

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following six FFSs this quarter:

  One CAE 7000 Series ATR 72-500 FFS to Mount Cook Airlines;

  Two CAE 7000 Series ARJ21-700 Level D FFSs to COMAC Shanghai Customer Service Co. Ltd;

  One CAE 7000 Series Boeing 737-800 Level D FFS to Malaysian Airlines System (MAS);

  One CAE 7000 Series A320 and one CAE 7000 Series A330 FFS to Shanghai Eastern Flight Training Company.

This brings SP/C’s order intake for the year to 14 FFSs.

During the quarter, the segment also received a cancellation of a simulator order from a prior year.

Financial results
(amounts in millions, except operating margins)		Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009
Revenue		$72.6	63.9	83.1	107.3	119.3
Segment operating income		$11.4	12.4	16.7	18.5	22.8
Operating margins	%	15.7	19.4	20.1	17.2	19.1
Amortization & depreciation		$1.6	1.7	1.5	2.1	1.6
Capital expenditures		$0.6	0.5	1.3	1.7	1.9
Capital employed		$39.9	28.5	25.6	(53.9)	(39.1)
Backlog		$244.1	254.5	293.6	288.2	359.5

Revenue up 14% from last quarter and down 39% year over year

The increase from last quarter was mainly due to the customer acceptance of a simulator which was determined to be a sales-type capital lease, for which all revenue was recorded in this quarter. The increase was partially offset by the cancellation of an order, for which the production of the simulator was already in progress.

16 | CAE Third Quarter Report 2010

Management’s Discussion and Analysis

The decrease year over year was mainly due to lower production levels resulting from a decline in order intake and to a lesser extent, the cancellation of an order this quarter, for which production of the simulator was already in progress. The decrease was partially offset by the customer acceptance of a simulator which was determined to be a sales-type capital lease, for which all revenue was recorded in this quarter.

Revenue year to date was $219.6 million, 41% or $150.6 million lower than the same period last year. The decrease was mainly due to lower production levels resulting from a decline in order intake.

Segment operating income down 8% from last quarter and down 50% year over year

Segment operating income was $11.4 million (15.7% of revenue) this quarter, compared to $12.4 million (19.4% of revenue) in the last quarter and $22.8 million (19.1% of revenue) in the same period last year.

The decrease from last quarter was largely due to a decline in project margins resulting from challenging market conditions, partially offset by more revenue recorded this quarter, as explained above.

The decrease year over year was primarily due to lower volume, as explained above, and a decline in project margins resulting from challenging market conditions. The decrease was partially offset by favourable hedging rates and cost containment measures.

Segment operating income for the first nine months of the year was $40.5 million (18.4% of revenue), 45% or $33.1 million lower than the same period last year, mainly for the reasons mentioned above.

Capital employed increased by $11.4 million over last quarter

Capital employed increased over last quarter due to an increase in inventory. The increase in inventory was a result of the order cancellation for which production of the simulator was already in progress and the purchase of additional data, parts and equipment packages for long lead items which the segment plans to utilize for future simulator manufacturing.

Backlog down by 4% over last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2009	December 31, 2009
Backlog, beginning of period	$254.5	$288.2
+ orders	63.1	180.6
- revenue	(72.6)	(219.6)
+ / - adjustments (mainly FX)	(0.9)	(5.1)
Backlog, end of period	$244.1	$244.1

This quarter’s book-to-sales ratio was 0.87x. The ratio for the last 12 months was 0.66x.

6.2 Military segments

SIMULATION PRODUCTS/MILITARY SP/M was awarded $80.2 million in orders this quarter, including:

  Major upgrade on one CH-47 FMS used by the Royal Netherlands Air Force;

  Major product enhancements to the CAE GESI command and staff training system for the German Army;

  Upgrade on one Tornado simulator used by the German Air Force.

Financial results
(amounts in millions, except operating margins)		Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009
Revenue		$140.4	137.4	118.5	143.6	125.5
Segment operating income		$23.4	24.3	22.2	26.8	25.7
Operating margins	%	16.7	17.7	18.7	18.7	20.5
Amortization & depreciation		$2.7	3.2	2.6	3.8	2.7
Capital expenditures		$2.3	1.1	1.5	2.0	2.2
Capital employed		$181.9	167.6	174.6	148.8	123.8
Backlog		$815.3	889.8	1,072.5	893.0	714.0

Revenue up by 2% compared to last quarter and up by 12% year over year

The increase over last quarter was mainly due to an increase in volume this quarter.

The year-over-year increase was mainly due to an increase in volume this quarter and the integration into our results of DSA, acquired in May 2009. The increase was partially offset by a negative foreign exchange impact.

Revenue year to date was $396.3 million, 17% or $56.4 million higher than the same period last year. The increase was mainly due to an increase in volume this year and the integration into our results of DSA, acquired in May 2009.

CAE Third Quarter Report 2010 | 17

Management’s Discussion and Analysis

Segment operating income down by 4% over last quarter and down by 9% year over year

Segment operating income was $23.4 million (16.7% of revenue) this quarter, compared to $24.3 million (17.7% of revenue) last quarter and $25.7 million (20.5% of revenue) in the same period last year.

The decrease over last quarter was mainly due to a less favourable program mix this quarter, resulting in a lower operating margin.

The year-over-year decrease mainly stems from the less favourable program mix, as mentioned above, increased research and development activities and an unfavourable foreign exchange impact.

Segment operating income for the first nine months of the year was $69.9 million (17.6% of revenue), 15% or $9.0 million higher than in the same period last year. The increase was mainly due to increased volume and a higher utilization of funds from our research and development cost-sharing programs, partially offset by an increase in research and development activities and a less favourable program mix this year.

Capital employed increased by $14.3 million over last quarter

The increase over last quarter was mainly due to an increase in goodwill and other assets.

Backlog down by 8% over last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2009	December 31, 2009
Backlog, beginning of period	$889.8	$893.0
+ orders	80.2	323.0
- revenue	(140.4)	(396.3)
+ / - adjustments	(14.3)	(4.4)
Backlog, end of period	$815.3	$815.3

While the adjustments for the quarter mainly relate to foreign exchange, the nine months ended December 31, 2009 also include an adjustment of $43.8 million to reflect the inclusion of the backlog of the DSA business unit acquired from Bell Aliant.

This quarter’s book-to-sales ratio was 0.57x. The ratio for the last 12 months was 1.19x.

TRAINING & SERVICES/MILITARY TS/M was awarded $86.5 million in orders this quarter including:

  A nine-year training services contract with the Royal Netherlands Air Force to train its Chinook aircrews at our Medium Support Helicopter Aircrew Training Facility (MSHATF) in the U.K.;

  Simulator maintenance and support services to the German Ministry of Defence on various types of simulators for the German Army and Air Force.

Financial results
(amounts in millions, except operating margins)		Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009
Revenue		$67.5	60.4	66.7	66.5	58.9
Segment operating income		$12.4	9.7	12.6	9.2	8.7
Operating margins	%	18.4	16.1	18.9	13.8	14.8
Amortization & depreciation		$3.0	2.6	2.3	2.6	2.1
Capital expenditures		$8.2	5.8	5.5	6.4	8.1
Capital employed		$196.4	173.9	172.5	162.2	158.5
Backlog		$1,101.8	1,098.2	1,005.2	994.2	833.3

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue up by 12% over last quarter and up by 15% year over year

Revenue increased from last quarter mainly due to an increased level of activity this quarter, most notably for training services in Europe and the U.S., in addition to an amount recorded during the quarter relating to a contract amendment.

The year-over-year increase was mainly due to revenue recorded for the U.S. Army’s SE Core program’s maintenance phase, which began in the fourth quarter of fiscal 2009, in addition to an increased level of activity this quarter, most notably for training services in Europe and the U.S., and the amount recorded during the quarter relating to a contract amendment.

Revenue year to date was $194.6 million, 12% or $20.4 million higher than the same period last year. The increase was mainly due to an increased level of activity this year, revenue recorded for the U.S. Army’s SE Core program’s maintenance phase, which began in the fourth quarter of fiscal 2009 and amounts recorded this year relating to contract amendments.

18 | CAE Third Quarter Report 2010

Management’s Discussion and Analysis

Segment operating income up by 28% over last quarter and by 43% year over year

Segment operating income was $12.4 million (18.4% of revenue) this quarter, compared to $9.7 million (16.1% of revenue) last quarter and $8.7 million (14.8% of revenue) in the same period last year.

The increase over last quarter was mainly due to an increased level of activity, as mentioned above.

The year-over-year increase was mainly due to an increased level of activity, as mentioned above, and a higher dividend from a U.K.-based TS/M investment. The increase was offset by a lower utilization of funds from our research and development cost-sharing programs.

Segment operating income for the first nine months of the year was $34.7 million (17.8% of revenue), 16% or $4.9 million higher than the same period last year. The increase was mainly due to an increased level of activity, partially offset by a lower utilization of funds from our research and development cost-sharing programs.

Capital employed increased by $22.5 million over last quarter

The increase over last quarter was mainly due to an increase in non-cash working capital accounts, primarily resulting from higher accounts receivable.

Backlog stable over last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2009	December 31, 2009
Backlog, beginning of period	$1,098.2	$994.2
+ orders	86.5	215.6
- revenue	(67.5)	(194.6)
+ / - adjustments	(15.4)	86.6
Backlog, end of period	$1,101.8	$1,101.8

While the adjustments for the quarter mainly relate to foreign exchange, the nine months ended December 31, 2009 also include an adjustment of $134.0 million to reflect the inclusion of the backlog of the DSA business unit acquired from Bell Aliant.

This quarter’s book-to-sales ratio was 1.28x. The ratio for the last 12 months was 1.69x.

Combined military performance

Revenue was $207.9 million this quarter, compared to $197.8 million last quarter and $184.4 million in the same period last year.

Segment operating income was $35.8 million (17.2% of revenue) this quarter, compared to $34.0 million (17.2% of revenue) last quarter and $34.4 million (18.7% of revenue) in the same period last year.

The combined military book-to-sales ratio was 0.80x for the quarter and 1.35x on a trailing 12-month basis.

CAE Third Quarter Report 2010 | 19

Management’s Discussion and Analysis

7. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;

  Capital expenditure requirements;

  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

7.1 Consolidated cash movements

		Three months ended		Nine months ended
		December 31	September 30		December 31
(amounts in millions)	2009	2008	2009	2009	2008
Cash provided by continuing operating
activities*	$62.2	$63.2	$72.7	$183.0	$212.6
Changes in non-cash working capital	(40.4)	29.0	43.7	(64.7)	(90.0)
Net cash provided by continuing operations	$21.8	$92.2	$116.4	$118.3	$122.6
Maintenance capital expenditures[11]	(9.4)	(13.5)	(12.8)	(30.5)	(26.8)
Other assets	(4.8)	(1.0)	(3.5)	(9.8)	(3.6)
Proceeds from the sale of property, plant
and equipment	0.3	–	0.9	8.8	–
Cash dividends	(7.6)	(7.4)	(7.5)	(22.7)	(22.0)
Free cash flow[12]	$0.3	$70.3	$93.5	$64.1	$70.2
Growth capital expenditures[13]	(14.7)	(38.4)	(13.5)	(51.9)	(114.1)
Deferred development costs	(3.3)	(3.3)	(3.0)	(9.4)	(7.4)
Other cash movements, net	2.1	(7.8)	1.3	4.1	(0.7)
Business acquisitions (net of cash and cash
equivalents acquired)	(6.7)	(0.4)	(5.2)	(29.6)	(39.1)
Effect of foreign exchange rate changes on
cash and cash equivalents	(4.6)	19.6	(9.9)	(20.4)	16.8
Net (decrease) increase in cash before
proceeds and repayment of long-term
debt	$(26.9)	$40.0	$63.2	$(43.1)	$(74.3)

* before changes in non-cash working capital

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Free cash flow of $0.3 million this quarter and $64.1 million for the first nine months of fiscal 2010

The decrease from last quarter was mainly attributable to unfavourable changes in non-cash working capital and to a decrease in cash provided by continuing operating activities.

The decrease year over year was mainly due to unfavourable changes in non-cash working capital.

Free cash flow year to date was $64.1 million, $6.1 million lower than in the same period last year. The decrease was mainly attributable to a decrease in cash provided by continuing operating activities, an increased investment in other assets and increased maintenance capital expenditures. The decrease was partially offset by favourable changes in non-cash working capital and an increase in the proceeds from the sale of property, plant and equipment.

Capital expenditures of $24.1 million this quarter and $82.4 million for the first nine months of fiscal 2010

Growth capital expenditures of $14.7 million this quarter and $51.9 million for the first nine months of fiscal 2010 were in support of prior commitments. We are continuing to selectively expand our training network to address additional market share and in response to training demands for our customers. Maintenance capital expenditures were $9.4 million this quarter and $30.5 million for the first nine months of fiscal 2010.

11 Maintenance capital expenditure is a non-GAAP measure we use to calculate investment needed to sustain the current level of economic activity.

12 Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid and adding proceeds from the sale of property, plant and equipment.

Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that the amount is not available for other uses.

13 Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

20 | CAE Third Quarter Report 2010

Management’s Discussion and Analysis

8.	CONSOLIDATED FINANCIAL POSITION
8.1	Consolidated capital employed[14]

	As at December 31	As at September 30	As at March 31
(amounts in millions)	2009	2009	2009
Use of capital:
Non-cash working capital[15]	$13.1	$(15.3)	$(60.4)
Property, plant and equipment, net	1,179.4	1,202.5	1,302.4
Other long-term assets	489.0	468.1	463.5
Other long-term liabilities	(238.7)	(233.6)	(222.6)
Total capital employed	$1,442.8	$1,421.7	$1,482.9
Source of capital:
Net debt[16]	$271.6	$257.8	$285.1
Shareholders’ equity	1,171.2	1,163.9	1,197.8
Source of capital	$1,442.8	$1,421.7	$1,482.9

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Capital employed increased by $21.1 million over last quarter

The increase was mainly the result of an increase in non-cash working capital and other long-term assets, partially offset by a decrease in property, plant and equipment and an increase in other long-term liabilities.

Our return on capital employed17 (ROCE) was 11.9% (11.3% adjusted for operating leases) this quarter compared to 16.7% (15.0% adjusted for operating leases) for the third quarter of last year.

Non-cash working capital increased by $28.4 million this quarter from last quarter

The increase was mainly due to an increase in contracts in progress, inventories and income taxes recoverable, in addition to a reduction in accounts payable and accrued liabilities. The increase was partially offset by a decrease in accounts receivable and an increase in deposits on contracts.

Net property, plant and equipment down $23.1 million this quarter over last quarter

The decrease was mainly caused by foreign exchange variations of $33.5 million and depreciation of $19.9 million, partially offset by capital expenditures of $24.1 million.

Net debt increased by $13.8 million this quarter

The increase of $13.8 million was primarily caused by a net decrease in cash before proceeds and repayments of long-term debt, partially offset by the strengthening of the Canadian dollar against our foreign denominated debt.

14 Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives: Capital used:

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion);

  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital:

- We add net debt to total shareholders’ equity to understand where our capital is coming from.

15 Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

16 Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

17 Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations excluding non-recurring items and interest expense, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to reflect the ordinary off-balance sheet operating leases.

CAE Third Quarter Report 2010 | 21

Management’s Discussion and Analysis

Change in net debt
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2009	December 31, 2009
Net debt, beginning of period	$257.8	$285.1
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	26.9	43.1
Business acquisitions, joint ventures and others	1.8	14.9
Effect of foreign exchange rate changes on long-term debt	(14.9)	(71.5)
Increase (decrease) in net debt during the period	$13.8	$(13.5)
Net debt, end of period	$271.6	$271.6

In June 2009, pursuant to a private placement, we issued debt of $15.0 million and US$105.0 million. $15.0 million and US$45.0 million mature in June 2016 and bear interest rates of 6.58% and 6.65% respectively. The remaining US$60.0 million matures in June 2019 and bears an interest rate of 7.66%. Of the total proceeds, US$60.0 million was used to pay maturing notes under the 1997 Note issue, with the balance of proceeds to be used for general corporate purposes.

During the second quarter, we began reporting our proportionate interest in the debt of the joint venture Rotorsim S.r.l. of €8.9 million. This amount was increased to €9.7 million during the third quarter.

In managing our liquidity risk, we have access to revolving unsecured term credit facilities of US$400.0 million and €100.0 million. At December 31, 2009, we had US$138.7 million and €nil million outstanding for letters of credit under the credit facility, compared to US$136.3 million and €nil used for letters of credit at September 30, 2009.

We also have an agreement to sell certain of our accounts receivable up to $50 million.

We continue to monitor our cash flows to ensure that we have adequate cash resources to meet our obligations and commitments as they become due. Additionally, despite the volatile credit markets and aerospace industry downturn, our ability to refinance maturing debt demonstrates our ability to access the capital markets.

Shareholders’ equity increased by $7.3 million this quarter

The increase in equity was mainly due to net earnings of $37.7 million, partially offset by an increase in accumulated other comprehensive loss of $26.7 million and dividends of $7.6 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 256,253,372 common shares issued and outstanding as at December 31, 2009 with total share capital of $439.3 million.

As at January 29, 2010, we had a total of 256,379,321 common shares issued and outstanding.

22 | CAE Third Quarter Report 2010

Management’s Discussion and Analysis

9. BUSINESS ACQUISITIONS

Bell Aliant’s Defence, Security and Aerospace

In May 2009, we acquired Bell Aliant’s Defence, Security and Aerospace (DSA) business unit, through an asset purchase agreement for a total cost, including acquisition costs, and excluding a working capital adjustment, of $17.7 million payable in cash. DSA supplies real-time software and systems for simulation training defence and integrated lifecycle information management for the aerospace and defence industries. The total cost does not include potential additional considerations of $8.5 million that are contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

During the second quarter, we revised our valuation of the identifiable intangible assets. Consequently, customer relationship intangible assets were increased by $2.8 million and goodwill was reduced accordingly. During the third quarter, we increased the goodwill to $13.2 million to reflect adjustments made to the purchase price allocation. The working capital adjustment remains unsettled and is currently in dispute. The allocation of the purchase price is still preliminary.

Seaweed Systems Inc.

In August 2009, we acquired Seaweed Systems Inc. (Seaweed) for a total cost, including acquisition costs and excluding working capital adjustment, of $6.7 million of which $5.6 million was settled in cash. Seaweed has embedded graphics solutions for the military and aerospace market, with experience in the development of safety critical graphic drivers. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

ICCU Imaging Inc.

In December 2009, we acquired ICCU Imaging Inc. (ICCU) for a total cost, including acquisition costs and excluding working capital adjustment, of $2.6 million of which $2.3 million was settled in cash. ICCU specializes in developing multimedia educative material and offering educational solutions to help medical providers perform a focused bedside ultrasound examination. The total cost does not include potential additional considerations of $12.0 million that are contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

Goodwill recognized for these transactions amounts to $19.9 million of which $13.2 million is deductible for tax purposes. As well, customer relationship intangible assets in the amount of $9.6 million, a technology intangible asset in the amount of $1.7 million and other intangible assets in the amount of $1.1 million have been recognized regarding these transactions. These transactions were accounted for under the purchase method and the operating results have been included in our consolidated results since the date of each respective acquisition. The net assets of these acquisitions are included in the SP/M, TS/M and TS/C segments.

During the quarter, we recorded additional purchase prices of $4.2 million for Sabena Flight Academy settled in cash as a final settlement of contingent consideration and $0.2 million for Kestrel Technologies Pte Ltd settled in cash as additional contingent consideration. The additional purchase prices were recorded as goodwill.

10. CHANGE IN ACCOUNTING STANDARDS

We prepare our financial statements in accordance with Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee Abstracts.

Intangible assets

Effective April 1, 2009, we adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaced Sections 3062,

Goodwill and Other Intangible Assets, and 3450, Research and Development Costs. New Section 3064 incorporates material from International Accounting Standard (IAS) 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset. EIC-27, Revenues and Expenditures During the Pre-Operating Period, no longer applies to entities that have adopted Section 3064.

Since adopting the new standard, we expense our pre-operating costs as they are incurred. The impact of adopting this accounting standard, on a retrospective basis, to our consolidated statement of earnings for years ended March 31 is:

(amounts in millions)	2009	2008
Deferred pre-operating costs, net of non-cash items	$2.2	$(0.9)
Income tax adjustment	(0.5)	(0.5)
Adjustment to net earnings	$1.7	$(1.4)

As at March 31, 2009, the impact of adopting this change to other assets on our consolidated balance sheet was a decrease of $10.4 million. The retained earnings at April 1, 2007, decreased by $8.6 million, net of tax recovery of $3.6 million.

Our treatment regarding R&D costs was not impacted as a result of this change in accounting standard. Upon adoption of Section 3064, we have reclassified our deferred development costs from other assets to intangible assets.

CAE Third Quarter Report 2010 | 23

Management’s Discussion and Analysis

11. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) IMPLEMENTATION

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. While Canadian GAAP and IFRS are both principles based and use comparable conceptual frameworks, there are significant recognition, measurement, presentation and disclosure differences.

Reporting under IFRS is required for our interim and annual financial statements beginning on April 1, 2011. We have developed a detailed changeover plan to convert our consolidated financial statements from Canadian GAAP to IFRS. Details regarding the phases, key activities and the status of the plan, as well as some of our preliminary accounting policy decisions are described in Section 10.2 Future changes in accounting standards of our 2009 MD&A dated May 14, 2009.

No significant changes to the plan have been made since this date and the plan is progressing as intended. As the International Accounting Standards Board (IASB) work plan anticipates the completion of several significant projects in calendar years 2010 and 2011, we continue to track the progress of these projects. However, it is difficult to predict the IFRS that will be effective at the end of our first IFRS reporting period. Our decisions may change if previously unconsidered new standards or amendments are introduced before our changeover date.

12. SUBSEQUENT EVENT

VIMEDIX

In January 2010, we carried out a minor acquisition for VIMEDIX. VIMEDIX specializes in developing advanced echographic simulation training and has begun marketing a virtual reality animated transthoracic echocardiography simulator.

13.	CONTROLS AND PROCEDURES
13.1	Evaluation of disclosure controls and procedures

In the third quarter ended December 31, 2009, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

24 | CAE Third Quarter Report 2010

			Management’s Discussion and Analysis

14. SELECTED QUARTERLY FINANCIAL INFORMATION

(unaudited)								Year to
(amounts in millions, except per share amounts and exchange rates)	Q1		Q2		Q3		Q4	date
Fiscal 2010
Revenue	$383.0		364.5		382.9		(1)	1,130.4
Earnings from continuing operations	$27.2		39.1		37.7		(1)	104.0
Basic earnings per share from continuing operations	$0.11		0.15		0.15		(1)	0.41
Diluted earnings per share from continuing operations	$0.11		0.15		0.15		(1)	0.41
Net earnings	$27.2		39.1		37.7		(1)	104.0
Basic earnings per share	$0.11		0.15		0.15		(1)	0.41
Diluted earnings per share	$0.11		0.15		0.15		(1)	0.41
Average number of shares outstanding (basic)	255.4		255.6		255.9		(1)	255.7
Average number of shares outstanding (diluted)	255.4	(2)	255.6	(2)	255.9	(2)	(1)	255.7	(2)
Average exchange rate, U.S. dollar to Canadian dollar	1.17		1.10		1.06		(1)	1.11
Fiscal 2009 – Restated(3)								Total
Revenue	$392.1		406.7		424.6		438.8	1,662.2
Earnings from continuing operations	$48.2		49.2		52.1		52.7	202.2
Basic earnings per share from continuing operations	$0.19		0.19		0.20		0.21	0.79
Diluted earnings per share from continuing operations	$0.19		0.19		0.20		0.21	0.79
Net earnings	$47.3		49.0		52.1		52.7	201.1
Basic earnings per share	$0.19		0.19		0.20		0.21	0.79
Diluted earnings per share	$0.19		0.19		0.20		0.21	0.79
Average number of shares outstanding (basic)	254.3		254.9		254.9		254.9	254.8
Average number of shares outstanding (diluted)	255.1		255.4		254.9	(2)	254.9 (2)	255.0
Average exchange rate, U.S. dollar to Canadian dollar	1.01		1.04		1.21		1.25	1.13
Fiscal 2008 – Restated(3)								Total
Revenue	$358.3		353.9		344.8		366.6	1,423.6
Earnings from continuing operations	$38.5		39.2		41.1		44.6	163.4
Basic earnings per share from continuing operations	$0.15		0.15		0.16		0.18	0.64
Diluted earnings per share from continuing operations	$0.15		0.15		0.16		0.17	0.64
Net earnings	$38.5		39.1		40.5		33.2	151.3
Basic earnings per share	$0.15		0.15		0.16		0.13	0.60
Diluted earnings per share	$0.15		0.15		0.16		0.13	0.59
Average number of shares outstanding (basic)	252.4		253.5		253.8		253.9	253.4
Average number of shares outstanding (diluted)	253.8		254.9		254.8		254.9	254.6
Average exchange rate, U.S. dollar to Canadian dollar	1.10		1.04		0.98		1.00	1.03

(1)	Not available.
(2)

For the three and nine months ended December 31, 2009, and for the three months ended September 30, 2009, June 30, 2009, March 31, 2009, and December 31, 2008, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

(3)	Comparative periods of fiscal 2009 and fiscal 2008 have been restated to reflect a change in the accounting treatment for pre-operating costs.

CAE Third Quarter Report 2010 | 25

Consolidated Financial Statements

Consolidated Balance Sheets

(Unaudited)	As at December 31	As at March 31
(amounts in millions of Canadian dollars)	2009	2009
		Restated
		(Note 2)
Assets
Current assets
Cash and cash equivalents	$234.1	$195.2
Accounts receivable (Note 6)	276.4	322.4
Contracts in progress	244.0	215.3
Inventories (Note 7)	140.8	118.9
Prepaid expenses	30.8	31.3
Income taxes recoverable	22.4	11.5
Future income taxes	3.1	5.3
	$951.6	$899.9
Property, plant and equipment, net	1,179.4	1,302.4
Future income taxes	72.7	86.1
Intangible assets	116.4	99.5
Goodwill	164.1	159.1
Other assets	135.8	118.8
	$2,620.0	$2,665.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$439.1	$540.4
Deposits on contracts	233.5	203.8
Current portion of long-term debt (Note 5)	62.9	125.6
Future income taxes	31.8	20.9
	$767.3	$890.7
Long-term debt (Note 5)	442.8	354.7
Deferred gains and other long-term liabilities	198.0	184.9
Future income taxes	40.7	37.7
	$1,448.8	$1,468.0

Shareholders’ equity
Capital stock	$439.3	$430.2
Contributed surplus	10.6	10.1
Retained earnings	886.0	805.0
Accumulated other comprehensive loss	(164.7)	(47.5)
	$1,171.2	$1,197.8
	$2,620.0	$2,665.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

26 | CAE Third Quarter Report 2010

			Consolidated Financial Statements

Consolidated Statements of Earnings

	Three months ended		Nine months ended
(Unaudited)		December 31	December 31
(amounts in millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
		Restated		Restated
		(Note 2)		(Note 2)
Revenue	$382.9	$424.6	$1,130.4	$1,223.4
Earnings before restructuring, interest and income taxes	$64.6	$77.6	$199.2	$226.2
Restructuring charge (Note 11)	3.9	–	32.2	–
Earnings before interest and income taxes (Note 12)	$60.7	$77.6	$167.0	$226.2
Interest expense, net (Note 5)	6.5	5.6	20.5	15.1
Earnings before income taxes	$54.2	$72.0	$146.5	$211.1
Income tax expense	16.5	19.9	42.5	61.6
Earnings from continuing operations	$37.7	$52.1	$104.0	$149.5
Results of discontinued operations	–	–	–	(1.1)
Net earnings	$37.7	$52.1	$104.0	$148.4
Basic and diluted earnings per share
from continuing operations	$0.15	$0.20	$0.41	$0.59
Basic and diluted earnings per share	$0.15	$0.20	$0.41	$0.58
Weighted average number of shares outstanding (basic)	255.9	254.9	255.7	254.7
Weighted average number of shares outstanding (diluted)(1)	255.9	254.9	255.7	255.1

(1) For the three and nine months ended December 31, 2009, and for the three months ended December 31, 2008, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2010 | 27

Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
nine months ended December 31, 2009
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	255,146,443	$430.2	$10.1	$813.3	$(48.5)	$1,205.1
Adjustment for change in
accounting policy
(Note 2)	–	–	–	(8.3)	1.0	(7.3)
Stock options exercised	1,069,945	6.0	–	–	–	6.0
Transfer upon exercise of
stock options	–	2.8	(2.8)	–	–	–
Stock dividends	36,984	0.3	–	(0.3)	–	–
Stock-based
compensation	–	–	3.3	–	–	3.3
Net earnings	–	–	–	104.0	–	104.0
Dividends	–	–	–	(22.7)	–	(22.7)
Other comprehensive loss	–	–	–	–	(117.2)	(117.2)
Balances,
end of period	256,253,372	$439.3	$10.6	$886.0	$(164.7)	$1,171.2

The total of Retained earnings and Accumulated other comprehensive loss for the nine months ended December 31, 2009 was $721.3 million ($702.2 million as at December 31, 2008).

(Unaudited)
nine months ended December 31, 2008
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	253,969,836	$418.9	$8.3	$644.5	$(123.2)	$948.5
Adjustment for change in
accounting policy
(Note 2)	–	–	–	(10.0)	0.8	(9.2)
Stock options exercised	857,675	8.4	–	–	–	8.4
Transfer upon exercise of
stock options	–	0.6	(0.6)	–	–	–
Stock dividends	86,484	0.9	–	(0.9)	–	–
Stock-based
compensation	–	–	2.1	–	–	2.1
Net earnings	–	–	–	148.4	–	148.4
Dividends	–	–	–	(22.0)	–	(22.0)
Other comprehensive loss	–	–	–	–	64.6	64.6
Balances,
end of period	254,913,995	$428.8	$9.8	$760.0	$(57.8)	$1,140.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

28 | CAE Third Quarter Report 2010

			Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (Loss)

	Three months ended			Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars)	2009	2008		2009	2008
		Restated			Restated
		(Note 2)			(Note 2)
Net earnings	$37.7	$52.1		$104.0	$148.4
Other comprehensive (loss) gain, net of income taxes:
Foreign currency translation adjustment
Net foreign exchange (losses) gains on translation of
financial statements of self-sustaining foreign operations	$(30.5)	$122.2		$(167.9)	$95.6
Net change in gains (losses) on certain long-term debt
denominated in foreign currency and designated as
hedges on net investments of self-sustaining foreign
operations	3.5	(5.4)		14.1	(6.5)
Reclassification to income	0.3	(1.9)		0.3	(1.9)
Income tax adjustment	(0.4)	(0.2)		0.9	(0.3)
	$(27.1)	$114.7		$(152.6)	$86.9
Net changes in cash flow hedge
Net change in gains (losses) on derivative items designated
as hedges of cash flows	$7.0	$(49.1)		$44.3	$(37.3)
Reclassifications to income or to the related
non-financial assets or liabilities	(6.9)	12.2		6.3	4.6
Income tax adjustment	0.3	11.7		(15.2)	10.4
	$0.4	$(25.2)		$35.4	$(22.3)
Total other comprehensive (loss) income	$(26.7)	$89.5		$(117.2)	$64.6
Comprehensive income (loss)	$11.0	$141.6		$(13.2)	$213.0

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign			Accumulated
(Unaudited)	Currency				Other
as at December 31, 2009	Translation	Cash Flow		Comprehensive
(amounts in millions of Canadian dollars)	Adjustment		Hedge		Loss
Balance in accumulated other comprehensive
loss at beginning of the period	$(20.4)	$(28.1)		$(48.5)
Adjustment for change in accounting policy (Note 2)	1.0		–		1.0
Details of other comprehensive loss:
Net change in (losses) gains	(153.8)		44.3		(109.5)
Reclassification to income or to the related
non-financial assets or liabilities	0.3		6.3		6.6
Income tax adjustment	0.9		(15.2)		(14.3)
Total other comprehensive loss	$(152.6)	$35.4		$(117.2)
Balance in accumulated other comprehensive
loss at end of period	$(172.0)	$7.3		$(164.7)

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2010 | 29

Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
(Unaudited)		December 31	December 31
(amounts in millions of Canadian dollars)	2009	2008	2009	2008
		Restated		Restated
		(Note 2)		(Note 2)
Operating activities
Net earnings	$37.7	$52.1	$104.0	$148.4
Results of discontinued operations	–	–	–	1.1
Earnings from continuing operations	$37.7	$52.1	$104.0	$149.5
Adjustments to reconcile earnings to cash flows from
operating activities:
Depreciation	19.9	20.0	57.4	53.0
Financing cost amortization	0.2	0.2	0.6	0.6
Amortization of intangible and other assets	4.5	4.2	13.5	11.3
Future income taxes	14.0	2.5	15.8	15.9
Investment tax credits	(12.4)	1.3	(9.9)	10.6
Stock-based compensation plans	1.6	(8.9)	10.0	(15.5)
Employee future benefits – net	0.3	(0.2)	(0.3)	0.2
Amortization of other long-term liabilities	(1.7)	(1.9)	(5.4)	(6.9)
Other	(1.9)	(6.1)	(2.7)	(6.1)
Changes in non-cash working capital (Note 8)	(40.4)	29.0	(64.7)	(90.0)
Net cash provided by operating activities	$21.8	$92.2	$118.3	$122.6
Investing activities
Business acquisitions, net of cash and cash equivalents
acquired (Note 3)	$(6.7)	$(0.4)	$(29.6)	$(39.1)
Capital expenditures	(24.1)	(51.9)	(82.4)	(140.9)
Proceeds from disposal of property, plant and equipment	0.3	–	8.8	–
Deferred development costs	(3.3)	(3.3)	(9.4)	(7.4)
Other	(4.8)	(1.0)	(9.8)	(3.6)
Net cash used in investing activities	$(38.6)	$(56.6)	$(122.4)	$(191.0)
Financing activities
Proceeds from long-term debt, net of transaction costs
and hedge accounting adjustment	$9.9	$16.6	$164.6	$39.1
Repayment of long-term debt	(10.7)	(8.6)	(104.2)	(22.7)
Proceeds from capital lease	4.7	–	21.6	–
Dividends paid	(7.6)	(7.4)	(22.7)	(22.0)
Common stock issuance	2.6	–	6.0	8.4
Other	(0.5)	(7.8)	(1.9)	(9.1)
Net cash (used in) provided by financing activities	$(1.6)	$(7.2)	$63.4	$(6.3)
Effect of foreign exchange rate changes on cash
and cash equivalents	$(4.6)	$19.6	$(20.4)	$16.8
Net (decrease) increase in cash and cash equivalents	$(23.0)	$48.0	$38.9	$(57.9)
Cash and cash equivalents at beginning of period	257.1	149.8	195.2	255.7
Cash and cash equivalents at end of period	$234.1	$197.8	$234.1	$197.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

30 | CAE Third Quarter Report 2010

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;
(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;
(iii)	Training & Services/Civil – Provides business and commercial aviation training for all flight and ground personnel and all associated services;
(iv)	Training & Services/Military – Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires CAE’s management (management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting for long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets, fair value of certain financial instruments, goodwill and intangibles, based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates.

Generally accepted accounting principles and financial statement presentation

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

These consolidated financial statements comply with GAAP applicable to interim financial statements and, except as otherwise indicated hereunder, have been prepared on a basis consistent with the Company’s annual consolidated financial statements for the year ended March 31, 2009, except for the adoption of the new accounting standard described in Note 2.

These consolidated statements do not include all of the disclosures applicable to annual consolidated financial statements; for a full description of the Company’s accounting policies, refer to the Company’s annual consolidated financial statements for the year ended March 31, 2009 available on-line at www.sedar.com, at www.sec.gov, as well as on the Company’s website at www.cae.com. While management believes that the disclosures presented are adequate and that the disclosures highlight all material changes during the quarter, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

Certain comparative figures have been reclassified to conform with the presentation adopted during the current year.

Except where otherwise noted, all amounts in these consolidated financial statements are expressed in Canadian dollars.

CAE Third Quarter Report 2010 | 31

Notes to the Consolidated Financial Statements

Basis of consolidation

The consolidated financial statements include the accounts of CAE Inc. and all majority-owned subsidiaries, and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest (refer to Note 4). All significant intercompany accounts and transactions have been eliminated. The investments over which the Company exercises significant influence are accounted for using the equity method and portfolio investments are accounted at fair value unless there is no readily available market value.

Contracts in progress

Contracts in progress resulting from applying the percentage-of-completion method consist of materials, direct labour, relevant manufacturing overhead and estimated contract margins.

Effective April 1, 2009, the Company presents contracts in progress as a separate line item on the balance sheet. In prior years, the Company presented contracts in progress as part of inventories, previously named long-term contracts. The change in presentation is to align the financial statements with management’s decision-making process and to provide additional information on the balance sheet based on its significance.

Research and development (R&D) obligation from a government agency

The Company recognizes the Government of Canada’s participation in Project Falcon as an interest-bearing long-term obligation. The measurement of the accounting liability recognized to repay the lender is discounted using the prevailing market rates of interest for a similar instrument (similar to currency, term, interest rate, guarantees or other factors) with a similar credit rating. The difference between the fair value of the long-term obligation and the discounted value of the long-term obligation is accounted for as a government contribution which is recognized as a reduction of costs or as a reduction of capitalized expenditures.

NOTE 2 – CHANGE IN ACCOUNTING POLICIES Intangible assets

Effective April 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaced Sections 3062, Goodwill and Other Intangible Assets, and 3450, Research and Development Costs. The new Section 3064 incorporates material from International Accounting Standard (IAS) 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset. EIC-27, Revenues and Expenditures During the Pre-Operating Period, no longer applies to entities that have adopted Section 3064.

Since adopting the new standard, the Company expenses its pre-operating costs as they are incurred. The impact of adopting this accounting standard, on a retrospective basis, to the Company’s consolidated statement of earnings for years ended March 31 is:

(Unaudited)
(amounts in millions)	2009	2008
Deferred pre-operating costs, net of non-cash items	$2.2	$(0.9)
Income tax adjustment	(0.5)	(0.5)
Adjustment to net earnings	$1.7	$(1.4)

As at March 31, 2009, the impact of adopting this change to other assets on the Company’s consolidated balance sheet was a decrease of $10.4 million. The retained earnings at April 1, 2007, decreased by $8.6 million, net of tax recovery of $3.6 million.

The Company’s treatment regarding R&D costs was not impacted as a result of this change in accounting standard. Upon adoption of Section 3064, the Company reclassified its deferred development costs from other assets to intangible assets.

NOTE 3 – BUSINESS ACQUISITIONS Bell Aliant’s Defence, Security and Aerospace

In May 2009, the Company acquired Bell Aliant’s Defence, Security and Aerospace (DSA) business unit through an asset purchase agreement for a total cost, including acquisition costs, and excluding a working capital adjustment, of $17.7 million payable in cash. DSA supplies real-time software and systems for simulation training defence and integrated lifecycle information management for the aerospace and defence industries. The total cost does not include potential additional considerations of $8.5 million that are contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

During the second quarter, the Company revised its valuation of the identifiable intangible assets. Consequently, customer relationship intangible assets were increased by $2.8 million and goodwill was reduced accordingly. During the third quarter, the Company increased the goodwill to $13.2 million to reflect adjustments made to the purchase price allocation. The working capital adjustment remains unsettled and is currently in dispute. The allocation of the purchase price is still preliminary.

32 | CAE Third Quarter Report 2010

Notes to the Consolidated Financial Statements

Seaweed Systems Inc.

In August 2009, the Company acquired Seaweed Systems Inc. (Seaweed) for a total cost, including acquisition costs and excluding working capital adjustment, of $6.7 million of which $5.6 million was settled in cash. Seaweed has embedded graphics solutions for the military and aerospace market, with experience in the development of safety critical graphic drivers. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

ICCU Imaging Inc.

In December 2009, the Company acquired ICCU Imaging Inc. (ICCU) for a total cost, including acquisition costs and excluding working capital adjustment, of $2.6 million of which $2.3 million was settled in cash. ICCU specializes in developing multimedia educative material and offering educational solutions to help medical providers perform a focused bedside ultrasound examination. The total cost does not include potential additional considerations of $12.0 million that are contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

Goodwill recognized for these transactions amounts to $19.9 million of which $13.2 million is deductible for tax purposes. As well, customer relationship intangible assets in the amount of $9.6 million, a technology intangible asset in the amount of $1.7 million and other intangible assets in the amount of $1.1 million have been recognized regarding these transactions. These transactions were accounted for under the purchase method and the operating results have been included in the consolidated results of the Company since the date of each respective acquisition. The net assets of these acquisitions are included in the Simulation Products/Military, Training & Services/Military and Training & Services/Civil segments.

During the quarter, the Company recorded additional purchase prices of $4.2 million for Sabena Flight Academy settled in cash as a final settlement of contingent consideration and $0.2 million for Kestrel Technologies Pte. Ltd. settled in cash as additional contingent consideration. The additional purchase prices were recorded as goodwill.

NOTE 4 – INVESTMENTS IN JOINT VENTURES

The Company’s consolidated balance sheets and consolidated statements of earnings and cash flows include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited – 49%, Helicopter Training Media International GmbH – 50%, Helicopter Flight Training Services GmbH – 25%, the Emirates-CAE Flight Training centre – 50%, Embraer CAE Training Services LLC – 49%, HATSOFF Helicopter Training Private Limited – 50%, National Flying Training Institute Private Limited – 51% (starting fiscal 2009), CAE Bangalore training centre – 50% (starting fiscal 2009), Rotorsim S.r.l. – 50% (starting fiscal 2010) and Embraer CAE Training Services (U.K.) Limited – 49% (starting fiscal 2010).

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

CAE Third Quarter Report 2010 | 33

Notes to the Consolidated Financial Statements

The impact on the Company’s consolidated financial statements from all joint ventures is as follows:

(Unaudited)		As at December 31		As at March 31
(amounts in millions)			2009	2009
				Restated
				(Note 2)
Assets
Current assets			$54.0	$58.4
Property, plant and equipment and other non-current assets			250.2	240.3
Liabilities
Current liabilities			33.6	44.9
Long-term debt (including current portion)			121.7	120.4
Deferred gains and other long-term liabilities			5.5	4.5

	Three months ended			Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2009	2008	2009	2008
		Restated		Restated
		(Note 2)		(Note 2)
Earnings
Revenue	$22.1	$21.8	$67.6	$59.3
Net earnings	6.3	2.3	14.9	10.9
Segmented operating income
Simulation Products/Military	1.3	0.7	4.8	2.4
Training and Services/Civil	4.1	1.8	11.0	10.3
Training and Services/Military	2.6	(0.2)	3.4	(0.7)

Cash flows provided by (used in):
Operating activities	$7.2	$12.5	$9.1	$30.7
Investing activities	(9.6)	(12.6)	(24.5)	(32.4)
Financing activities	3.0	13.7	3.4	26.2

NOTE 5 – DEBT FACILITIES AND INTEREST EXPENSE, NET

Long-term debt

Senior notes

During the first quarter, the Company issued unsecured senior notes for $15.0 million and US$105.0 million by way of a private placement for an average term of 8.5 years at an average blended interest rate of 7.15% with interest payable semi-annually in June and December. These unsecured senior notes have fixed repayment amounts of $15.0 million in 2016, US$45.0 million in 2016 and US$60.0 million in 2019. The notes were issued to two institutional investors, which were note holders under the Company’s matured unsecured senior notes. Of the total proceeds, US$60.0 million was used to pay the matured senior notes.

The Company has designated the senior note totalling US$105.0 million as a hedge of self-sustaining foreign operations and is being used to hedge the Company’s exposure to foreign exchange risk on these investments. Gains or losses on the translation of the designated senior note are recognized in other comprehensive income to offset any foreign exchange gains or losses on translation of financial statements of self-sustaining foreign operations.

R&D obligation from a government agency

During the first quarter, the Company obtained an interest-bearing long-term obligation from the Government of Canada for its participation in Project Falcon, an R&D program that will continue over five years, for a maximum amount of $250.0 million. The aggregate amount recognized as at December 31, 2009 was $20.2 million (refer to Note 1). The discounted value of the debt recognized amounted to $5.3 million as at December 31, 2009.

34 | CAE Third Quarter Report 2010

		Notes to the Consolidated Financial Statements

Interest expense, net
Details of interest expense (income) are as follows:

	Three months ended			Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2009	2008	2009	2008
Long-term debt interest expense	$6.8	$7.3	$21.3	$20.4
Amortization of deferred financing costs and other	0.6	0.9	2.3	2.5
Interest capitalized	(0.6)	(1.7)	(2.1)	(4.5)
Interest on long-term debt	$6.8	$6.5	$21.5	$18.4
Interest income	$(0.5)	$(0.6)	$(1.8)	$(2.0)
Other interest expense (income), net	0.2	(0.3)	0.8	(1.3)
Interest expense (income), net	$(0.3)	$(0.9)	$(1.0)	$(3.3)
Interest expense, net	$6.5	$5.6	$20.5	$15.1

NOTE 6 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated balance sheet net of an allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable were as follows:

(Unaudited)		As at December 31		As at March 31
(amounts in millions)			2009	2009
Past due trade receivables
1-30 days			$31.1	$35.1
31-60 days			13.6	12.0
61-90 days			14.9	13.1
Greater than 90 days			33.9	28.0
Total			$93.5	$88.2
Allowance for doubtful accounts			$(6.1)	$(8.2)
Current trade receivables			95.6	122.9
Accrued receivables			31.3	38.2
Derivative assets			23.5	32.2
Other receivables			38.6	49.1
Total accounts receivable			$276.4	$322.4

Changes in the allowance for doubtful accounts were as follows:
	Three months ended			Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2009	2008	2009	2008
Allowance for doubtful accounts, beginning of period	$(6.4)	$(11.0)	$(8.2)	$(7.4)
Additions	(0.9)	(0.3)	(2.7)	(8.1)
Amounts charged off	1.0	3.7	3.8	7.7
Foreign exchange	0.2	(0.6)	1.0	(0.4)
Allowance for doubtful accounts, end of period	$(6.1)	$(8.2)	$(6.1)	$(8.2)

CAE Third Quarter Report 2010 | 35

Notes to the Consolidated Financial Statements

NOTE 7 – INVENTORIES
(Unaudited)		As at December 31		As at March 31
(amounts in millions)			2009	2009
Work in progress			$100.2	$79.1
Raw materials, supplies and manufacturing products			40.6	39.8
			$140.8	$118.9

The amount of inventory recognized as cost of sales was as follows:
	Three months ended			Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2009	2008	2009	2008
Work in progress	$29.2	$21.1	$54.0	$51.5
Raw materials, supplies and manufacturing products	8.5	14.1	20.8	48.8
	$37.7	$35.2	$74.8	$100.3

NOTE 8 – SUPPLEMENTARY CASH FLOWS AND EARNINGS INFORMATION
	Three months ended			Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2009	2008	2009	2008
Cash (used in) provided by non-cash working capital:
Accounts receivable	$4.7	$(18.1)	$64.9	$(7.0)
Contracts in progress	(15.3)	2.4	(37.1)	(66.8)
Inventories	(12.9)	(5.4)	(21.1)	(31.8)
Prepaid expenses	(1.8)	0.5	(1.9)	8.4
Income taxes recoverable	1.3	14.0	0.5	8.1
Accounts payable and accrued liabilities	(18.2)	19.1	(98.1)	(9.3)
Deposits on contracts	1.8	16.5	28.1	8.4
Changes in non-cash working capital	$(40.4)	$29.0	$(64.7)	$(90.0)
Supplemental cash flow disclosure:
Interest paid	$10.8	$6.0	$24.3	$19.5
Income taxes paid (received)	5.8	1.0	12.8	14.7
Supplemental statements of earnings disclosure:
Foreign exchange (losses) gains on financial
instruments recognized in earnings:
Loans and receivables	$(1.1)	$7.8	$(19.5)	$11.5
Financial assets and financial liabilities required
to be classified as held-for-trading	1.1	–	4.4	(0.7)
Other financial liabilities	1.9	(10.1)	13.7	(13.3)
Foreign exchange gain (loss)	$1.9	$(2.3)	$(1.4)	$(2.5)

36 | CAE Third Quarter Report 2010

Notes to the Consolidated Financial Statements

NOTE 9 – GOVERNMENT ASSISTANCE Project Phoenix and Project Falcon

The following table provides information regarding contributions recognized and amounts not yet received for the aggregate projects Phoenix and Falcon:

	Three months ended	Nine months ended
(Unaudited)	December 31	December 31
(amounts in millions)	2009	2009
Outstanding contribution receivable, beginning of period	$15.0	$23.3
Contributions	10.7	38.8
Payments received	(12.9)	(49.3)
Outstanding contribution receivable, end of period	$12.8	$12.8

Aggregate information about programs

The following table provides information on the aggregate contributions recognized and aggregate royalty expenditures recognized for all programs:

	Three months ended			Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2009	2008	2009	2008
Contributions credited to capitalized expenditures:
Project Phoenix	$0.5	$4.2	$3.7	$9.9
Project Falcon	1.5	–	3.4	–
Contributions credited to income:
Project Phoenix	2.6	15.7	20.2	32.1
Project Falcon	6.1	–	11.5	–
Total contributions:
Project Phoenix	$3.1	$19.9	$23.9	$42.0
Project Falcon	7.6	–	14.9	–
Royalty expenses:
Project Phoenix	$ –	$ –	$ –	$ –
Previous programs	2.5	2.5	7.5	7.5

NOTE 10 – EMPLOYEE FUTURE BENEFITS
The total benefit cost for the periods ended December 31 includes the following components:
	Three months ended			Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2009	2008	2009	2008
Current service cost	$1.9	$2.5	$5.7	$7.2
Interest cost on projected pension obligations	3.8	3.5	11.3	10.5
Expected return on plan assets	(2.7)	(3.4)	(8.2)	(10.0)
Amortization of net actuarial loss	0.3	0.5	0.9	1.5
Amortization of past service costs	0.1	0.2	0.4	0.4
Net pension expense	$3.4	$3.3	$10.1	$9.6

CAE Third Quarter Report 2010 | 37

Notes to the Consolidated Financial Statements

NOTE 11 – RESTRUCTURING CHARGE

On May 14, 2009, the Company introduced actions required to size the Company to current and expected market conditions. The plan includes a workforce reduction of approximately 700 employees of which 600 are in Montreal, Québec and 100 in other locations worldwide, and is being carried out over this fiscal year. A restructuring charge of $32.2 million, consisting mainly of severance and other related costs, including the associated pension expense, was included in the net earnings for the period ended December 31, 2009. The total amount to be incurred is expected to be approximately $34 million.

The following summarizes the restructuring costs for the period ended December 31, 2009:

		Employee
(Unaudited)		Termination	Other
(amounts in millions)		Costs	Costs	Total
Provision as at March 31, 2009		$ –	$ –	$ –
Expenses recorded		24.6	7.6	32.2
Payments made		(16.4)	(6.6)	(23.0)
Foreign exchange		(0.2)	(0.1)	(0.3)
Provision as at December 31, 2009		$8.0	$0.9	$8.9

The following table provides the restructuring charge for each reportable segment:
	Three months ended			Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2009	2008	2009	2008
Simulation Products/Civil	$0.4	$ –	$15.4	$ –
Simulation Products/Military	0.4	–	3.9	–
Training & Services/Civil	3.1	–	12.0	–
Training & Services/Military	–	–	0.9	–
	$3.9	$ –	$32.2	$ –

NOTE 12 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense), interest, income taxes and discontinued operations (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segment are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

38 | CAE Third Quarter Report 2010

				Notes to the Consolidated Financial Statements

(Unaudited)	Simulation Products		Training & Services			Total
three months ended December 31
(amounts in millions)	2009	2008	2009	2008	2009	2008
		Restated		Restated		Restated
		(Note 2)		(Note 2)		(Note 2)
Civil
External revenue	$72.6	$119.3	$102.4	$120.9	$175.0	$240.2
Segment operating income	11.4	22.8	17.4	20.4	28.8	43.2
Depreciation and amortization
Property, plant and equipment	1.2	1.2	14.9	15.6	16.1	16.8
Intangible and other assets	0.4	0.4	2.2	2.2	2.6	2.6
Capital expenditures	0.6	1.9	13.0	39.7	13.6	41.6
Military
External revenue	$140.4	$125.5	$67.5	$58.9	$207.9	$184.4
Segment operating income	23.4	25.7	12.4	8.7	35.8	34.4
Depreciation and amortization
Property, plant and equipment	1.5	1.6	2.3	1.6	3.8	3.2
Intangible and other assets	1.2	1.1	0.7	0.5	1.9	1.6
Capital expenditures	2.3	2.2	8.2	8.1	10.5	10.3
Total
External revenue	$213.0	$244.8	$169.9	$179.8	$382.9	$424.6
Segment operating income	34.8	48.5	29.8	29.1	64.6	77.6
Depreciation and amortization
Property, plant and equipment	2.7	2.8	17.2	17.2	19.9	20.0
Intangible and other assets	1.6	1.5	2.9	2.7	4.5	4.2
Capital expenditures	2.9	4.1	21.2	47.8	24.1	51.9

(Unaudited)	Simulation Products		Training & Services			Total
nine months ended December 31
(amounts in millions)	2009	2008	2009	2008	2009	2008
		Restated		Restated		Restated
		(Note 2)		(Note 2)		(Note 2)
Civil
External revenue	$219.6	$370.2	$319.9	$339.1	$539.5	$709.3
Segment operating income	40.5	73.6	54.1	61.9	94.6	135.5
Depreciation and amortization
Property, plant and equipment	3.5	3.3	43.5	41.1	47.0	44.4
Intangible and other assets	1.3	1.4	6.2	5.1	7.5	6.5
Capital expenditures	2.4	3.9	55.6	116.2	58.0	120.1
Military
External revenue	$396.3	$339.9	$194.6	$174.2	$590.9	$514.1
Segment operating income	69.9	60.9	34.7	29.8	104.6	90.7
Depreciation and amortization
Property, plant and equipment	4.7	4.4	5.7	4.2	10.4	8.6
Intangible and other assets	3.8	3.2	2.2	1.6	6.0	4.8
Capital expenditures	4.9	4.5	19.5	16.3	24.4	20.8
Total
External revenue	$615.9	$710.1	$514.5	$513.3	$1,130.4	$1,223.4
Segment operating income	110.4	134.5	88.8	91.7	199.2	226.2
Depreciation and amortization
Property, plant and equipment	8.2	7.7	49.2	45.3	57.4	53.0
Intangible and other assets	5.1	4.6	8.4	6.7	13.5	11.3
Capital expenditures	7.3	8.4	75.1	132.5	82.4	140.9

CAE Third Quarter Report 2010 | 39

Notes to the Consolidated Financial Statements

Earnings before interest and income taxes

The following table provides a reconciliation between total Segment Operating Income and earnings before interest and income taxes:

	Three months ended			Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2009	2008	2009	2008
Total segment operating income	$64.6	$77.6	$199.2	$226.2
Restructuring charge (Note 11)	(3.9)	–	(32.2)	–
Earnings before interest and income taxes	$60.7	$77.6	$167.0	$226.2

Assets employed by segment

The Company uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income tax accounts and assets of certain non-operating subsidiaries.

(Unaudited)	As at December 31	As at March 31
(amounts in millions)	2009	2009
		Restated
		(Note 2)
Simulation Products/Civil	$269.2	$257.3
Simulation Products/Military	452.6	400.1
Training & Services/Civil	1,185.8	1,359.3
Training & Services/Military	303.7	257.7
Total assets employed	$2,211.3	$2,274.4
Assets not included in assets employed	$408.7	$391.4
Total assets	$2,620.0	$2,665.8

40 | CAE Third Quarter Report 2010

Notes to the Consolidated Financial Statements

Geographic information

The Company markets its products and services in over 20 countries. Sales are attributed to countries based on the location of customers.

	Three months ended			Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2009	2008	2009	2008
Revenue from external customers
Canada	$46.0	$23.3	$109.9	$67.2
United States	102.2	147.2	326.5	416.4
United Kingdom	31.6	33.5	111.8	91.3
Germany	60.9	66.5	139.8	164.4
Netherlands	12.6	19.6	46.2	73.1
Other European countries	31.6	37.6	113.5	122.0
China	25.5	26.4	53.8	63.5
United Arab Emirates	18.4	16.5	72.8	44.8
Other Asian countries	23.0	27.9	66.6	82.1
Australia	16.5	11.0	52.7	55.7
Other countries	14.6	15.1	36.8	42.9
	$382.9	$424.6	$1,130.4	$1,223.4

(Unaudited)			As at December 31	As at March 31
(amounts in millions)			2009	2009
				Restated
				(Note 2)
Property, plant and equipment, goodwill and intangible assets
Canada			$244.4	$233.1
United States			359.8	422.2
South America			59.5	76.1
United Kingdom			166.0	164.1
Spain			95.8	95.8
Germany			78.5	81.1
Belgium			80.8	91.6
Netherlands			108.6	129.2
Other European countries			74.7	43.7
United Arab Emirates			71.6	85.0
Other Asian countries			106.5	126.3
Other countries			13.7	12.8
			$1,459.9	$1,561.0

NOTE 13 – SUBSEQUENT EVENT VIMEDIX Virtual Medical Imaging Training Systems Inc.

In January 2010, the Company carried out a minor acquisition for VIMEDIX Virtual Medical Imaging Training Systems Inc. (VIMEDIX) which specializes in developing advanced echographic simulation training and has begun marketing a virtual reality animated transthoracic echocardiography simulator.

CAE Third Quarter Report 2010 | 41